Exhibit 99.2

EXECUTION VERSION

MEMORANDUM OF UNDERSTANDING

BY AND BETWEEN

Novartis AG

AND

Advanced Accelerator Applications S.A.

DATED AS OF OCTOBER 28, 2017

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TABLE OF CONTENTS

Page

Article I DEFINITIONS

Section 1.1 Specific Definitions	1
Section 1.2 Interpretation	12

Article II THE OFFER

Section 2.1 Announcements	2
Section 2.2 Offer	12
Section 2.3 Company Actions	16
Section 2.4 Directors	17
Section 2.5 Treatment of Equity-Based Instruments	18

Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 3.1 Organization, Good Standing and Qualification; Subsidiaries	20
Section 3.2 Capitalization	21
Section 3.3 Corporate Authority	22
Section 3.4 Non-contravention	23
Section 3.5 Required Consents	23
Section 3.6 Reports; Financial Statements; Internal Control and Disclosure Control	23
Section 3.7 Absence of Certain Changes	24
Section 3.8 Litigation	24
Section 3.9 Intellectual Property	25
Section 3.10 Legal Compliance; Permits	26
Section 3.11 Anti-Corruption; Anti-Money Laundering; Sanctions	26
Section 3.12 Material Contracts	27
Section 3.13 Employee Benefit Plans	29
Section 3.14 Labor and Employment Matters	31
Section 3.15 Real Property; Equipment	32
Section 3.16 Environmental Matters	33
Section 3.17 Tax Matters	33
Section 3.18 Title to Assets	34
Section 3.19 Insurance	34
Section 3.20 Financial Advisor	35
Section 3.21 Rule 14d-10	35
Section 3.22 Disclosure	35

i

ii

ANNEXES

Annex 1 – Announcements

iii

This Memorandum of Understanding (this “MoU”) is made and entered into as of October 28, 2017, by and between Novartis AG, a company organized under the laws of Switzerland (“Parent”) and Advanced Accelerator Applications S.A., a société anonyme organized under the laws of France (the “Company”). Parent and the Company are each sometimes referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

(A)	WHEREAS, upon the terms and subject to the conditions set forth in this MoU, Parent is seeking to (i) acquire all the outstanding ordinary shares, nominal value of €0.10 per share, of the Company (the “Company Shares”), including Company Shares represented by American Depositary Shares (the “ADSs”), and Company Shares issuable upon the exercise of any outstanding options, warrants, convertible securities or rights to purchase, subscribe for, or be allocated Company Shares, pursuant to a cash tender offer to be commenced by Purchaser (as defined below) (such tender offer, as may be amended from time to time in accordance with the terms of this MoU, the “Offer”) for $41.00 per Company Share and $82.00 per ADS (each such amount, or any higher amount per Company Share and per ADS paid pursuant to the Offer, the “Offer Price”), net to the seller in cash, without interest and (ii) with respect to the Company Free Shares (as defined below), implement the cash payment arrangement and the Free Share Liquidity Mechanism described, respectively, in Section 2.5.2(a) and Section 2.5.2(b) below;

(B)	WHEREAS, the board of directors of Parent has approved the transactions contemplated by this MoU, including the Offer;

(C)	WHEREAS, the Company Board (as defined below) has approved this MoU and the Company Announcement Statement (as defined below) (it being understood that the foregoing does not constitute the Company Board Recommendation with respect to the Offer); and

(D)	WHEREAS, in order to induce Parent to enter into this MoU, concurrently with the execution and delivery of this MoU, the members of the Company Board and the executive officers of the Company are executing agreements to tender their Company Shares and to support any and all corporate action necessary to consummate the transactions contemplated by this MoU, in accordance with the terms and conditions set forth in such agreements.

NOW, THEREFORE, the Parties agree as follows:

Article I

DEFINITIONS

Section 1.1            Specific Definitions

The following terms used in this MoU shall have the meanings set forth or referenced below:

“Action” means any litigation, suit, claim, action, proceeding, arbitration, mediation, hearing or investigation (in each case, whether civil, criminal or investigative).

“ADSs” shall have the meaning set forth in Recital (A).

“Affiliate” of a Person means a Person who, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person.

“Alternate Proposal” with respect to the Company shall mean any offer or proposal for, or any indication of interest in, by any Person or group of Persons, one or a series of related transactions (other than the Offer) involving (i) any direct or indirect acquisition or purchase of (A) Company Shares that would result in any Person or a group of Persons beneficially owning 25% or more of the Company Shares or (B) assets of the Company or any of its Subsidiaries, including by way of the acquisition or purchase of, or subscription to, any class of equity securities or voting rights of any of its Subsidiaries, that represent (or generate) 25% or more of the consolidated gross revenue, consolidated EBITDA or consolidated gross assets of the Company, as presented in the most recent audited annual consolidated financial statements of the Company; or (ii) any merger, reorganization, restructuring, contribution, share exchange, consolidation, business combination, joint venture, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries or any of their respective assets meeting the tests set forth in clause (i)(B) of this definition.

“Alternate Proposal Agreement” shall have the meaning set forth in Section 6.1.2(a).

“Announcement” shall have the meaning set forth in Section 2.1.

“Anti-Corruption Laws” shall have the meaning set forth in Section 3.11(e).

“Anti-Money Laundering and Anti-Terrorism Financing Laws” shall have the meaning set forth in Section 3.11(c).

“Associated Person” shall have the meaning set forth in Section 3.11(a).

“beneficial owner,” with respect to any Company Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“BioSynthema Former Owners Arrangement” means the arrangement pursuant to which ordinary Company Shares may be issued by the Company to the former owners of BioSynthema as contingent consideration for the acquisition of BioSynthema, provided certain conditions are met, pursuant to the sale and purchase agreement dated May 20, 2010.

“Business Day” shall mean any day on which banking institutions are open for regular business in Switzerland, France and the United States which is not a Saturday, a Sunday or a public holiday.

“Change in Company Announcement Statement” shall mean, at any time between the date hereof and the issuance of the Company Board Recommendation, the Company or the Company Board (i) withdrawing, amending, qualifying or modifying, or publicly proposing to withdraw, amend, qualify or modify, the Company Announcement Statement in a manner that is adverse to Parent or (ii) approving or recommending any Alternate Proposal, including by making any public statements that expressly support any Alternate Proposal.

“Change in Company Board Recommendation” shall mean, at any time following the public announcement of the Company Board Recommendation, the Company or the Company Board (i) withdrawing, amending, qualifying or modifying, or publicly proposing to withdraw, amend, qualify or modify, the Company Board Recommendation in a manner that is adverse to Parent or (ii) approving or recommending any Alternate Proposal, including by making any public statements that expressly support any Alternate Proposal.

“Closing Lu-Material Weight” shall have the meaning set forth in item 4 of Section 3.23 of the Company Disclosure Letter.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commencement Date” shall have the meaning set forth in Section 2.2.1.

“Company” shall have the meaning set forth in the first paragraph of this MoU.

“Company Announcement Statement” shall mean the statement attributed to the Company in the Announcement set forth in Annex 1 (Announcements), with such changes as the Parties may agree in writing.

“Company Benefit Plan” shall mean (i) any “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, (ii) any other employee benefit plan (including employee savings plans (Plans d’Epargne Salariale) established pursuant to the French Labor Code), policy, practice, or arrangement, including those providing for pension or savings benefits, retirement, profit sharing (including mandatory profit sharing scheme (participation) and voluntary profit sharing schemes (intéressement) pursuant to the French Labor Code), collective bargaining, bonus, incentive, stock option, stock purchase, restricted stock, other equity or equity-based compensation, deferred compensation, retiree medical or life insurance, supplemental retirement, severance pay, retention, change in control, redundancy, health, medical, dental, disability, accident or life insurance benefits, other welfare benefit, fringe benefit, sick leave, vacation, paid time off, flexible spending account or scholarship, and (iii) any employment, consulting, retirement, retention, change in control, severance or similar agreement, in any case (A) that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employees, directors or individual consultants of the Company or its Subsidiaries, (B) to which the Company or any of its Subsidiaries is a party, or (C) with respect to which the Company or any of its Subsidiaries has any obligation or liability (including contingent obligations or liability).

“Company Board” shall mean the board of directors of the Company.

“Company Board Recommendation” shall have the meaning set forth in Section 5.1(f).

“Company Disclosure Letter” shall have the meaning set forth in the first paragraph of Article III.

“Company Employee” means, at any specified time, an employee of the Company or any of its Subsidiaries at such time.

“Company Free Share Plans” shall mean each of the Company 2010 Free Share Plan and the Company 2013 Free Share Plan.

“Company Free Shares” shall mean the free shares (actions gratuites) granted by the Company for free to its employees pursuant to the Company Free Share Plans that are subject to (i) a minimum vesting period or (ii) a minimum holding period, as the case may be.

“Company Reports” shall have the meaning set forth in the first paragraph of Article III.

“Company Share Options” shall mean the options to subscribe for Company Shares or ADSs granted by the Company to its employees pursuant to the Company 2015 Stock Option Plan.

“Company Share Options Plan” shall mean the Company 2015 Stock Option Plan.

“Company Share Plans” shall mean, collectively, the Company Free Share Plans, the Company Share Options Plan and the Company Warrant Plans.

“Company Shares” shall have the meaning set forth in Recital (A).

“Company Termination Fee” shall mean an amount equal to $115,000,000.

“Company Warrant Plans” shall mean the Company 2016 Warrant Plan and the Company 2017 Warrant Plan governing the Company Warrants.

“Company Warrants” shall mean the warrants to subscribe for Company Shares or ADSs held by the Company’s directors, officers or employees pursuant to the Company Warrant Plans.

“Compensation Committee” shall have the meaning set forth in Section 3.21.

“Confidentiality Agreement” shall mean the non-disclosure agreement dated August 22, 2017, between the Company and Parent.

“Consultation” shall have the meaning set forth in Section 5.1(a).

“Continuing Employee” shall have the meaning set forth in Section 6.3(a).

“Contract” shall mean, with respect to any Person, any written agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed, understanding, arrangement, commitment or other obligation to which such Person is a party or by which any of them may be bound or to which any of their properties may be subject (excluding any Permit, Company Benefit Plan, Company Share Plan or other benefit plan of the Company or its Subsidiaries and the BioSynthema Former Owners Arrangement).

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Copyrights” shall mean domestic and foreign registered and unregistered copyrights (including those in computer software) and all registrations and applications to register the same and all corresponding “moral” rights.

“Destroyed Lu-Material” shall have the meaning set forth in Section 6.1.4(c).

“D&O Insurance” shall have the meaning set forth in Section 6.2.4(b).

“EMA” means the European Medicine Agency.

“Environmental Law” shall mean any federal, state, local or foreign Law relating to pollution, natural resources, threatened or endangered species, or protection of human health (as it relates to exposure to or handling of Hazardous Materials) or the environment (including ambient air, surface water, ground water, land surface or subsurface strata).

“ERISA” shall mean the United States Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expense Reimbursement” shall have the meaning set forth in Section 8.5.2(a).

“Expiration Date” shall have the meaning set forth in Section 2.2.4.

“Failure to Issue the Company Board Recommendation” shall mean failing to publicly announce the Company Board Recommendation in accordance with Section 5.1(f).

“FDA” means the U.S. Food and Drug Administration.

“Free Share Liquidity Mechanism” shall have the meaning set forth in Section 2.5.2(b).

“French Labor Code” shall mean the French Code du travail.

“French Regulatory Approval” shall mean, in relation to the contemplated change of control of the Company, (a) the foreign investment prior authorization of the French Ministère de l’Économie et des Finances pursuant to Articles L.151-3 and Articles R.153-1 et seq. of the French Monetary and Financial Code (Code monétaire et financier), (b) the expiration of the two month statutory waiting period set forth under Article R.153-8 of the French Monetary and Financial Code (Code monétaire et financier) starting from the date on which the French Ministère de l’Économie et des Finances has indicated that the request for authorization filed by Parent is complete, which is deemed to be an official waiver from the French Ministère de

l’Économie et des Finances under applicable Law, or (c) written confirmation from the French Ministère de l’Économie et des Finances that no such prior authorization is required.

“General Enforceability Exceptions” shall have the meaning set forth in Section 3.3.

“Hazardous Materials” shall mean any waste, material or substance that is listed, regulated or defined under any Law applicable to the environment, pollution, natural resources or threatened or endangered species as “toxic,” “hazardous,” “radioactive,” “mutagenic,” “carcinogenic,” a “contaminant,” or a “pollutant,” or words of similar import, including, to the extent so listed, regulated or defined, any chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos or asbestos-containing material, radioactive material or waste, polychlorinated biphenyls, petroleum or petroleum-derived substance, product or waste

“HSR Act” the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Approval” shall mean the expiration or termination of the applicable waiting period under the HSR Act.

“IFRS” shall mean International Financial Reporting Standards as adopted by the European Union.

“Initial Expiration Date” shall have the meaning set forth in Section 2.2.4.

“Intellectual Property” shall mean worldwide common law and statutory rights associated with (i) Patents, (ii) Copyrights, (iii) mask works and mask sets and all applications and registrations thereof, (iv) Trade Secrets, (v) Trademarks, (vi) Utility Models, (vii) design rights, database rights and rights of privacy and publicity, (viii) divisions, continuations, renewals, reissuances and extensions of any of the foregoing (as applicable), and (ix) other similar types of proprietary rights relating to intangible intellectual property and analogous rights to those set forth above, including the right to enforce and recover remedies for any of the foregoing.

“IRS” shall have the meaning set forth in Section 6.3(c).

“knowledge” means (i) with respect to the Company, the actual knowledge, after reasonable inquiry, of the individuals listed on Section 1.1 of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge, after reasonable inquiry, of Parent’s executive officers.

“Labor Organization” shall have the meaning set forth in Section 3.14(a).

“Law” shall mean any law (including common law), statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, regulation or requirement, in each case enacted, issued, promulgated or enforced by any Relevant Authority in Switzerland, France, the United States or elsewhere.

“Leased Real Property” shall have the meaning set forth in Section 3.15(b).

“Lien” shall mean any lien, pledge, servitude, charge, security interest, option, claim, mortgage, lease, easement, proxy, voting trust or agreement, encumbrance or any other restriction on title or transfer of any nature whatsoever.

“Liquidity Mechanism Repurchase Price” shall have the meaning set forth in Section 2.5.2(b).

“Lu-Expert” shall have the meaning set forth in Section 6.1.4(c).

“Lu-Material” shall have the meaning set forth in item 1 of Section 3.23 of the Company Disclosure Letter.

“Lu-Material Specification” shall have the meaning set forth in item 3 of Section 3.23 of the Company Disclosure Letter.

“Lu-Material Weight” shall have the meaning set forth in item 2 of Section 3.23 of the Company Disclosure Letter.

“Material Adverse Effect” shall mean any change, condition, effect, event or occurrence that, individually or in the aggregate with other changes, conditions, effects, events or occurrences, has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets or operations of the Company and its Subsidiaries, taken as a whole, provided, however, that none of the following changes, conditions, effects, events or occurrences (or the results thereof), either individually or in the aggregate, shall be considered in determining whether a Material Adverse Effect has occurred: (i) any change in global, national or regional political conditions (including the outbreak of, or changes in, war, acts of terrorism or other hostilities) or in general global, national or regional economic, regulatory or market conditions or in financial or capital markets, except, in each case, to the extent such changes disproportionately impact the Company and its Subsidiaries relative to other participants in the same or similar industries; (ii) any change or prospective change in applicable accounting principles or any adoption, implementation, change or prospective change in any applicable Law (including any Law in respect of Taxes) or any interpretation thereof by a Relevant Authority; (iii) any change generally affecting similar industries or market sectors in the geographic regions in which the Company and its Subsidiaries operate, except, in each case, to the extent such changes disproportionately impact the Company and its Subsidiaries relative to other participants in the same or similar industries; (iv) the negotiation, execution, announcement or performance of this MoU or consummation of the transactions contemplated by this MoU; (v) any change or development to the extent resulting from any action by the Company or its Subsidiaries that is expressly required to be taken by this MoU; (vi) the announcement of Parent as the prospective acquirer of the Company and its Subsidiaries or any announcements or communications by or authorized by Parent regarding Parent’s plans or intentions with respect to the Company and its Subsidiaries (including the impact of any such announcements or communications on relationships with customers, suppliers, employees or regulators); (vii) any actions taken (or omitted to be taken) by the Company or its Subsidiaries upon the written request or written instruction of Parent; (viii) any failure by the Company and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period; provided that the underlying facts and circumstances giving rise to such failures, unless otherwise excluded by this definition, may be deemed to constitute, and may be taken into account in determining whether there has been a Material Adverse Effect; (ix) any change in the price and/or trading volume of the ADSs on NASDAQ or any other market in which such securities are quoted for purchase and sale; provided that the underlying facts and circumstances giving rise to such changes, unless otherwise excluded by this definition, may be deemed to constitute, and may be taken into account in determining whether there has been a Material Adverse Effect; (x) any actions or inactions, including any decisions, delays of decisions, recommendations, statements or other pronouncements, by or proposed by the FDA, any other Relevant Authority or any professional medical organization, or any panel or advisory body empowered or appointed thereby, or any indications that any such Relevant Authority, organization, panel or body may take or not take any actions, with respect to any product or product candidate of the Company, its Subsidiaries or any of their competitors or collaboration partners; or (xi) any side effects, adverse events, safety observations, non-compliance, or the results of any pre-clinical or clinical testing with respect to any products or product candidates of the Company, its Subsidiaries or any of its or their competitors or collaboration partners (including, for the avoidance of doubt, with respect to any pre-clinical or clinical studies or results or announcements thereof, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations).

“Material Contract” shall have the meaning set forth in Section 3.12(a).

“Minimum Condition” shall have the meaning set forth in Section 7.1.

“MoU” shall have the meaning set forth in the first paragraph of this Memorandum of Understanding.

“NASDAQ” shall mean the NASDAQ Stock Market.

“NYSE” shall mean the New York Stock Exchange.

“Offer” shall have the meaning set forth in Recital (A).

“Offer Acceptance Time” shall have the meaning set forth in Section 2.2.2.

“Offer Conditions” shall have the meaning set forth in Section 2.2.2.

“Offer Documents” shall have the meaning set forth in Section 2.2.8.

“Offer Price” shall have the meaning set forth in Recital (A).

“Offer to Purchase” shall have the meaning set forth in Section 2.2.3.

“Order” means any order (temporary or otherwise), judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Relevant Authority.

“Organizational Documents” shall mean, with respect to any Person, the certificate of incorporation, articles of association, limited liability company by-laws, organizational regulations or similar organizational documents of such Person.

“Outside Date” shall have the meaning set forth in Section 2.2.5(a).

“Owned Real Property” shall have the meaning set forth in Section 3.15(a).

“Parent” shall have the meaning set forth in the first paragraph of this MoU.

“Parent ADR” shall have the meaning set forth in Section 2.5.2(b).

“Parent Material Adverse Effect” shall have the meaning set forth in Section 4.1.

“Parent Plans” shall have the meaning set forth in Section 6.3(d).

“Party” or “Parties” shall have the meaning set forth in the first paragraph of this MoU.

“Patents” shall mean issued domestic and foreign patents and registrations and pending patent applications thereof, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, industrial design protections, design patents, patents of importation/confirmation, certificates of invention and like statutory rights.

“Permit” shall mean all permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals issued by or obtained from a Relevant Authority.

“Permitted Liens” shall mean (i) Liens disclosed on the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included in the Company Reports or notes thereto or securing liabilities disclosed on audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included in the Company Reports or notes thereto (up to the amount so disclosed); (ii) Liens for Taxes not yet due and payable without penalty or intent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are maintained in the books of the Company; (iii) mechanics’, carriers’, workmen’s, repairmen’s or other similar Liens arising under statutory or common law or incurred in the ordinary course of business securing obligations as to which there is no default on the part of the Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate proceedings, and for which adequate reserves are maintained on the books of the Company; (iv) zoning, building codes and other land-use laws regulating the use or occupancy of any real property or the activities conducted thereon and which are not violated by the current use or occupancy of any such real property; or (v) minor title defects or other Liens which, in the case of this clause (v), do not materially detract from the value, or materially interfere with any present use, of such property or assets.

“Person” shall mean any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental or regulatory body or other entity.

“Purchaser” shall mean an indirect wholly owned Subsidiary of the Parent to be organized as soon as practicable after the date of this MoU in accordance with applicable Law.

“Real Property Leases” shall have the meaning set forth in Section 3.15(b).

“Refinancing” shall mean, in respect of any indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease, buy back, tender for, exercise a call in respect of or retire, or to issue other indebtedness either prior or subsequent to the foregoing in exchange or replacement for such indebtedness.

“Regulatory Approvals” shall mean all permits, consents, approvals, clearances, authorizations, qualifications and Orders of any Relevant Authorities that are necessary to commence and complete the Offer and to consummate and make effective the transactions contemplated by this MoU, including the HSR Approval and the French Regulatory Approval.

“Release” shall mean any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release from any source into or upon the environment or within any building, structure, or facility, including the air, soil, surface water and groundwater.

“Relevant Authority” shall mean any Swiss, French, European Union, U.S. and other supranational, national, federal, regional or local legislative, administrative or regulatory authority, agency, court, tribunal, arbitrator, arbitration panel or similar body or any securities exchange on which any securities of either Party are trading, in each case only to the extent that such entity has authority and jurisdiction in the particular context.

“Restricting Law” shall have the meaning set forth in Section 7.2(f).

“Safe” shall have the meaning set forth in Section 6.1.4(c).

“Sanctions” shall have the meaning set forth in Section 3.11(a).

“Schedule 14D-9” shall have the meaning set forth in Section 2.3.1.

“Schedule TO” shall have the meaning set forth in Section 2.2.8.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Subsidiary” shall mean, with respect to any Person, any other Person Controlled by such Person.

“Superior Proposal” shall mean any bona fide written Alternate Proposal from any Person or group of Persons (provided that, for the purpose of this definition, all references to “25%” in the definition of “Alternate Proposal” shall be replaced by “50%” that (i) the Company

Board determines in good faith (after consultation with its outside legal counsel and financial advisors, in each case of international repute) to be more favorable to the Company, the holders of Company Shares (including Company Shares represented by ADSs) and the other stakeholders of the Company than the Offer, taking into account, among other things, (x) all legal, financial, regulatory, timing, financing and other aspects of the Alternate Proposal, this MoU and the Offer on the terms described in this MoU (including the respective conditions to and the respective expected timing and risks of consummation), (y) any improved terms that Parent may have offered pursuant to and in accordance with Section 6.1.2(e)(ii), and (z) the corporate interest (intérêt social) of the Company, and (ii) the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors in each case of international repute) that failure to pursue such Alternate Proposal would be inconsistent with its fiduciary duties under applicable Law.

“Tax” shall mean all national, regional, federal, state, and local income, gain, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, social security contributions, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Relevant Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Trade Secrets” shall mean confidential and proprietary information, trade and industrial secrets and discoveries (including trade secrets protected by statute or common law), concepts, ideas, research and development, technology, know-how, including scientific, engineering, mechanical, electrical, financial, marketing, practical and other similar knowledge or experience, formulae, inventions, compositions, processes, techniques, technical data and information, procedures, drawings, specifications, databases and other information, including customer lists, supplier lists, bill of materials lists, pricing and cost information, and business, product, development, sourcing and marketing plans, roadmaps and proposals.

“Trademarks” shall mean domestic and foreign registered and unregistered trademarks, trade dress, service marks, logos, trade names, corporate names, Internet domain names and all registrations and applications to register the same.

“Utility Model” shall mean issued domestic and foreign utility models and pending utility model applications, utility model disclosures, and any and all extensions thereof.

“Works Council” shall have the meaning set forth in Section 5.1(a).

“US Taxpayer” shall mean individuals who are citizens or green card holders of the United States or United States residents for tax purposes.

Section 1.2            Interpretation

For the purposes of this MoU: (i) words (including capitalized terms defined herein) in the singular include the plural and vice versa as the context requires; (ii) the terms “hereof,” “herein,” “herewith,” and words of similar import, unless otherwise expressly provided, refer to this MoU as a whole (including all Annexes hereto and the Company Disclosure Letter) and not to any particular provision of this MoU, and “Article,” “Section,” “Annex,” and “Company Disclosure Letter” references are to the Articles, Sections, Annexes and Company Disclosure Letter to this MoU unless otherwise expressly provided; (iii) the word “including” and words of similar import when used in this MoU mean “including without limitation” unless otherwise expressly provided; (iv) all references to any period of days refer to the relevant number of calendar days unless otherwise expressly provided; (v) all references to “Articles,” “Sections,” “Exhibits,” “Annexes,” and “Schedules” are to Articles, Sections, Exhibits, Annexes and Schedules of this MoU unless otherwise specified; (vi) all Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this MoU as if set forth in full herein; (vii) any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein, shall have the meaning as defined in this MoU; (viii) all references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder; (ix) all references to any Person include the successors and permitted assigns of that Person; and (x) all references to “law,” “laws” or to a particular statute or law shall be deemed also to include any applicable Law.

Article II

THE OFFER

Section 2.1            Announcements

Promptly following the execution of this MoU, (a) the Company shall issue a press release and/or stock exchange release in the form set forth in Annex 1 – Part A (Announcements), with such changes as the Parties may agree in writing (the “Announcement”), and (b) Parent shall issue a press release and/or stock exchange release in the form set forth in Annex 1 – Part B (Announcements), with such changes as the Parties may agree in writing.

Section 2.2            Offer

2.2.1	Commencement of Offer

Provided that this MoU shall not have been terminated in accordance with Article VIII, no later than five Business Days after the date on which the Consultation shall have been completed, Parent shall cause Purchaser to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer (the date of commencement of the Offer, the “Commencement Date”).

2.2.2	Consummation of the Offer

Subject to the terms and conditions of this MoU, including the prior satisfaction or waiver of the conditions set forth in Article VII (the “Offer Conditions”), promptly after the later of (a) the earliest date as of which Purchaser is permitted under applicable Law to accept for payment Company Shares (including Company Shares represented by ADSs) tendered pursuant to the Offer, and (b) the earliest date as of which each of the Offer Conditions has been satisfied, or waived by Parent or Purchaser if permitted hereunder, Parent shall cause Purchaser to consummate the Offer in accordance with its terms and accept for payment each Company Share (including Company Shares represented by ADSs) validly tendered and not properly withdrawn pursuant to the Offer and, as soon as practicable (in compliance with Rule 14e-1(c) promulgated under the Exchange Act) following the acceptance of such Company Shares for payment pursuant to the Offer, pay the Offer Price net to each seller in cash, without interest, for each Company Share (including Company Shares represented by ADSs) validly tendered and not properly withdrawn pursuant to the Offer (the time at which Purchaser accepts for payment and pays for any such Company Shares, the “Offer Acceptance Time”). The obligation of Parent to cause Purchaser to accept for payment, and pay the Offer Price net to each seller in cash, without interest, for each Company Share (including Company Shares represented by ADSs) validly tendered and not properly withdrawn pursuant to the Offer shall be subject only to the satisfaction, or waiver by Parent or Purchaser if permitted hereunder, of each of the Offer Conditions.

2.2.3	Offer to Purchase

The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms and conditions of the Offer as set forth in this MoU, the Minimum Condition and the other conditions set forth in Article VII. Parent expressly reserves the right (in its sole discretion) to (a) increase the Offer Price, (b) waive, in whole or in part, any Offer Condition if legally permissible, and (c) make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise provided by this MoU, without the prior written consent of the Company, Parent shall not, and shall cause Purchaser not to, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Company Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Company Shares, (vi) change the Minimum Condition, or (vii) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this MoU. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer unless this MoU is terminated in accordance with Article VIII.

2.2.4	Expiration of the Offer

Unless extended pursuant to and in accordance with the terms of this MoU, the Offer shall expire at 12:00 midnight (New York City time) at the end of the day on the date that is 20 Business Days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the Commencement Date (the “Initial Expiration Date”) or, in the event that the Initial Expiration Date has been extended pursuant to and in accordance with this MoU, the date and time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been extended pursuant to and in accordance with this MoU, is referred to as the “Expiration Date”).

2.2.5	Extension of the Offer

The Offer shall be extended from time to time as follows:

(a)       If as of any then-scheduled Expiration Date any of the Offer Conditions shall not have been satisfied (other than conditions which by their nature are to be satisfied at the Offer Acceptance Time), or waived by Parent or Purchaser if permitted hereunder, then Parent shall cause Purchaser to extend the Offer for one or more successive periods of not more than ten Business Days each, in order to permit the satisfaction of such conditions (subject to the right of Parent or Purchaser to waive any condition, if legally permissible, in accordance with this MoU); provided that any extension of the Offer does not extend past the earlier of (x) the termination of this MoU pursuant to Article VIII, and (y) April 30, 2018 (the “Outside Date”); provided, further that, if as of any then-scheduled Expiration Date all of the Offer Conditions other than the conditions set forth in Section 7.2(e) (other than conditions which by their nature are to be satisfied at the Offer Acceptance Time) shall have been satisfied, or waived by Parent or Purchaser if permitted hereunder, either Parent or the Company by written notice to the other Party may extend the Outside Date until July 30, 2018.

(b)      Parent shall cause Purchaser to extend the Offer for any period or periods required by (i) applicable Law, (ii) applicable rules, regulations, interpretations or positions of the SEC or its staff, or (iii) any of the rules and regulations, including listing standards, of NASDAQ. Parent shall cause Purchaser to not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this MoU is terminated pursuant to Article VIII. Nothing in this Section 2.2 shall affect any of the termination rights set forth in Article VIII.

2.2.6	Subsequent Offering Period

Parent may, in its sole discretion, cause Purchaser to provide for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act. Subject to the terms and conditions of this MoU and the Offer, Parent shall cause Purchaser to accept for payment, and pay the Offer Price net to each seller in cash, without interest, for each Company Share (including Company Shares represented by ADSs) that is validly tendered and not properly withdrawn pursuant to the Offer during such “subsequent offering period” promptly after any such Company Share is tendered during such “subsequent offering period.” The Offer Documents will provide for the possibility of a “subsequent offering period” in a manner consistent with the terms of this Section 2.2.6.

2.2.7	Termination of the Offer

In the event that this MoU is terminated pursuant to Article VIII, Parent shall cause Purchaser to promptly (and in any event within one Business Day of such termination), irrevocably and unconditionally terminate the Offer, shall not acquire any shares pursuant to the Offer, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered Company Shares to the registered holders thereof.

2.2.8	Offer Documents

As promptly as practicable on the Commencement Date, Parent shall, and shall cause Purchaser to, (a) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any amendments and supplements thereto and including exhibits thereto, the “Offer Documents”) and (b) cause the Offer Documents to be disseminated to holders of the Company Shares (including Company Shares represented by ADSs) in accordance with Rule 14d-4 under the Exchange Act. Parent agrees that it shall cause the Offer Documents filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and other applicable Law. Each of Parent and the Company agrees, within a reasonable period of time, to respond to any comments of the SEC or its staff and to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and the Offer Documents as so corrected to be disseminated to holders of the Company Shares (including Company Shares represented by ADSs), in each case as and to the extent required by applicable Law. The Company, its outside legal counsel, financial advisors and other representatives shall be given a reasonable opportunity to review and comment on the Offer Documents each time before any such document is filed with the SEC, and Parent shall give reasonable and good faith consideration to any comments made by the Company, its outside legal counsel, financial advisors and other representatives. Parent agrees to provide, and to cause Purchaser to provide, the Company, its outside legal counsel, financial advisors and other representatives with (i) any oral or written comments or other communications that Parent or Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments or other communications and (ii) a reasonable opportunity to provide comments on the response of Parent or Purchaser to those comments (to which reasonable and good faith consideration shall be given). The Company shall promptly furnish or otherwise make available to Parent, Purchaser and Parent’s outside legal counsel, financial advisors and other representatives all information concerning the Company and its Subsidiaries and the Company’s shareholders that may be required in connection with any action contemplated by this Section 2.2.8, including such information required by applicable Law to be set forth in the Offer Documents.

2.2.9	Adjustment of the Offer Price

If between the date of this MoU and the Offer Acceptance Time and other than in accordance with the Company Share Plans and the BioSynthema Former Owners Arrangement, the outstanding Company Shares are changed into a different number of shares or a different class by reason of any share dividend, subdivision, reclassification, split, reverse split, combination or exchange of shares, or the Company resolves to pay any dividend or make any other distribution to its security holders or shareholders in each case with a record date before the Offer Acceptance Time, then the Offer Price shall be appropriately adjusted to provide to the holder of such Company Shares (including Company Shares represented by ADSs) the same economic effect as contemplated by this MoU prior to such event. Nothing set forth in this

Section 2.2.9 shall in any way limit or otherwise affect the Company’s obligations under Section 6.1.1.

Section 2.3            Company Actions

2.3.1	Schedule 14D-9

As promptly as practicable after the Offer is commenced, the Company shall file with the SEC and disseminate to holders of the Company Shares (including Company Shares represented by ADSs), in each case as and to the extent required by applicable Law, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that shall include the Company Board Recommendation (except to the extent that the Company effects a Change in Company Board Recommendation pursuant to Section 6.1.2(e)(ii)); provided that, if the Offer is commenced after the Consultation shall have been completed, then the Company shall file the Schedule 14D-9 concurrently with the filing of the Schedule TO. The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Law. Each of Parent and the Company agrees, within a reasonable period of time, to respond to any comments of the SEC or its staff and to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and the Schedule 14D-9 as corrected to be disseminated to holders of the Company Shares (including Company Shares represented by ADSs), in each case as and to the extent required by applicable Law. Parent, its outside legal counsel, financial advisors and other representatives shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, its outside legal counsel, financial advisors and other representatives. The Company agrees to provide Parent, its outside legal counsel, financial advisors and other representatives with (i) any oral or written comments or other communications that the Company, its outside legal counsel, financial advisors and other representatives may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments or other communications and (ii) a reasonable opportunity to provide comments on the response of the Company to those comments (to which reasonable and good faith consideration shall be given). Parent shall, and shall cause Purchaser to, promptly furnish or otherwise make available to the Company, its outside legal counsel, financial advisors and other representatives all information concerning Parent and Purchaser that may be required in connection with any action contemplated by this Section 2.3.1, including such information required by applicable Law to be set forth in the Schedule 14D-9.

2.3.2	Shareholder List and Other Information

The Company shall use its reasonable best efforts to promptly furnish Parent with a list of its shareholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of the Company Shares and lists of securities positions of the Company Shares held in share depositories, in each case, to the Company’s knowledge, accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of shareholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. In addition, in connection with the Offer, the Company shall, and shall cause its officers, directors, employees, agents, advisors or representatives to, reasonably cooperate with Parent and Purchaser to disseminate the Offer Documents to holders of exercisable Company Share Options and holders of Company Warrants to permit such holders to tender Company Shares in the Offer.

Section 2.4            Directors

Upon the Offer Acceptance Time, subject to compliance with the Organizational Documents of the Company, applicable Law and the applicable rules of the NASDAQ, Purchaser shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of (a) the total number of directors on the Company Board (after giving effect to the directors elected or designated by Parent (on behalf of Purchaser) pursuant to this sentence), multiplied by (b) the percentage that the aggregate number of Company Shares beneficially owned by Parent, Purchaser and any of their Affiliates (including Company Shares accepted for payment pursuant to the Offer) bears to the total number of Company Shares then outstanding, without duplication for the Company Shares underlying the ADSs. The Company shall, upon Parent’s request at any time following the purchase of and payment for Company Shares pursuant to the Offer, promptly take all such actions necessary to (i) elect or designate to the Company Board the individuals designated by Parent (on behalf of Purchaser) and permitted to be so designated by the first sentence of this Section 2.4, including promptly convening a shareholders’ meeting as may be necessary in accordance with French law, promptly increasing the size of the Company Board (including by amending the bylaws of the Company if necessary so as to increase the size of the Company Board) and/or promptly securing the resignations of such number of its current directors, in each case subject to applicable Laws and as is necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Company Board, and (ii) cause Purchaser’s designees to be so elected or designated at such time. Promptly after the Offer Acceptance Time, the Company shall also cause Persons designated by Parent (on behalf of Purchaser) to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (A) each committee of the Company Board, (B) the board of directors (or similar body) of each Subsidiary of the Company and (C) each committee (or similar body) of each such board, in each case to the extent permitted by applicable Law and applicable NASDAQ rules. The Company’s obligations under this Section 2.4 shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly upon execution of this MoU take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 2.4, including mailing to shareholders (together with the Schedule 14D-9) the information required by Section 14(f) and Rule 14f-1 as is necessary to enable Purchaser’s designees to be elected or designated to the Company Board. Parent shall supply the Company with information with respect to Purchaser’s designees and Parent’s and Purchaser’s respective officers, directors and Affiliates to the extent required by Section 14(f) and Rule 14f-1. The provisions of this Section 2.4 are in addition to and shall not limit any rights that any of Parent, Purchaser or any of their respective Affiliates may have as a record holder or beneficial owner of Company Shares as a matter of applicable Law with respect to the election of directors or otherwise.

Section 2.5            Treatment of Equity-Based Instruments

2.5.1	Company Share Options

(a)       Not less than 30 days prior to the Offer Acceptance Time, the Company shall notify in writing the holders of outstanding Company Share Options about (i) the Offer and such holder’s right to participate in the Offer as a holder of Company Shares to the extent that such holder exercises his or her Company Share Options pursuant to the terms of the Company Share Options Plan prior to the Offer Acceptance Time and (ii) the option for the cashless exercise described below.  If the Offer Acceptance Time does not occur, any such exercises of Company Share Options shall be deemed null and void. The Parties acknowledge and agree that, pursuant to the Company Share Options Plan, all Company Share Options outstanding immediately preceding the Offer Acceptance Time (i) become automatically exercisable and (ii) will become null and void if not exercised by the Offer Acceptance Time in accordance with Section 4.3 of the Company Share Options Plan.

(b)      Promptly after the execution of this MoU and in any case no later than 30 days prior to the Offer Acceptance Time, the Parties will make their reasonable best efforts to offer holders of Company Share Options a cashless arrangement or a financing facility or an equivalent mechanism (which, in each case and to the extent permitted under applicable Laws, would be implemented through a third party) to fund the payment of the exercise price of their Company Share Options, provided that such holder of Company Share Options undertakes to tender the underlying Company Shares into the Offer and to repay the exercise price, applicable Taxes and any related expenses.

2.5.2	Company Free Shares

(a)          For all holders of Company Free Shares that are not yet vested and who are not US Taxpayers, the Company shall offer all such holders to waive their rights to receive such Company Free Shares in accordance with applicable Laws, in exchange for a cash payment by Purchaser equal to the Offer Price, to be paid upon the completion of the Offer. In order to facilitate the administration of this arrangement, Purchaser and the Company will use their reasonable best efforts to implement a mechanism whereby Purchaser will pay to the Company the amount due to the holders in a lump sum, to be paid by the Company and/or its subsidiaries, acting as paying agent(s) for the Purchaser, to the participating holders, to the extent that such mechanism would not have the effect of increasing the total tax or social cost as compared to a direct payment by the Purchaser to the holder. The Company or its Subsidiaries shall make applicable tax and social reporting and withholding where required.  With respect to any such holders who are eligible to such cash payment but elect not to accept such cash payment, the terms and conditions of their Company Free Shares will remain unchanged and these holders can enter into a liquidity agreement with Purchaser as described below.

With respect to any holder of Company Free Shares that are not yet vested who is US Taxpayer and who is party to the Free Share Liquidity Mechanism, in the event that such holder is subsequently terminated other than for cause before the vesting of his or her Company Free Shares, then such person will be entitled to an additional severance payment equal to the Offer

Price per Company Share for each Company Free Share that will not vest as a result of such termination. Such additional severance payment will be due at the original settlement date of each such Company Free Share (i.e. at the date upon which such Company Free Share would have vested should the US Taxpayer not have been terminated).

(b)         For the holders of Company Free Shares that are not yet vested and who do not elect to accept the cash payment described in Section 2.5.2(a) above, for all holders of Company Free Shares that are not yet vested and who are US Taxpayers and for all holders of Company Free Shares that are vested but are subject to any lock-up period as of the Expiration Date pursuant to the Company Free Share Plans and cannot be tendered in the Offer, the Parties shall put in place immediately after the expiration of the Offer a liquidity mechanism (the “Free Share Liquidity Mechanism”) which shall (i) provide for the sale of the relevant Company Shares to Purchaser at the Liquidity Mechanism Repurchase Price (as defined below), (ii) become exercisable only upon expiration of any applicable lock-up period or if no lock-up period applies, upon delivery of Company Shares, (iii) only be provided with respect to any Company Free Shares if the holder thereof has agreed to, pursuant to the terms of a liquidity agreement to be entered into between such holder and Purchaser, sell the Company Shares to Purchaser immediately upon such Company Shares becoming available for sale by such holder, and (iv) provide that if the holder of any such Company Free Shares or Purchaser so requests, Purchaser shall be obligated to purchase and holder shall be obligated to sell the relevant Company Free Shares at the Liquidity Mechanism Repurchase Price (as defined below) at any time following the expiration of any applicable lock-up period or delivery of the Company Shares, if no such lock-up period applies.

For the purpose of this Section 2.5.2(b), the “Liquidity Mechanism Repurchase Price” shall be equal, for each Company Free Share, to one-half of the Offer Price per ADS multiplied by (i) the volume weighted average price of one Parent American Depositary Receipt (the “Parent ADR”) on the NYSE over the 20 trading days preceding the date on which the Free Shares Liquidity Mechanism is exercised divided by (ii) the volume weighted average price of one Parent ADR on the NYSE on the 20 trading days up to and including the Expiration Date, subject to standard anti-dilution protection in case of transactions affecting Parent’s share capital. In case of delisting of Parent ADR from the NYSE, the Liquidity Mechanism Repurchase Price shall be calculated based on the same formula, with all references to volume weighted average price of one Parent ADR being replaced by volume weighted average price of one Parent ordinary share on the Six Swiss Exchange.

(c)          The Company shall take all action necessary to permit Purchaser to enter into liquidity agreements with holders of outstanding Company Free Shares in order to implement the Free Share Liquidity Mechanism. In the event that the Free Share Liquidity Mechanism is not (or is not capable of being) implemented or applicable to all holders of Company Free Shares, the Parties shall discuss in good faith any alternative solutions resulting in the substantially equivalent effect.

(d)         The Company shall take all actions necessary, to the extent permitted by applicable Law, to cause the terms and conditions of the cash payment arrangement described in Section 2.5.2(a) above and the Free Share Liquidity Mechanism described in

Section 2.5.2(b) above to automatically apply to any person accepting the grant of Company Free Shares after the date hereof.

2.5.3	Company Warrants

(a)       Holders of Company Warrants may participate in the Offer by exercising their respective Company Warrants and tendering the Company Shares received upon such exercise in accordance with the terms of the Offer.  Not less than 30 days prior to the Offer Acceptance Time, the Company shall notify in writing the holders of Company Warrants under the Company Warrant Plans about (i) the Offer and such holder’s right to participate in the Offer as a holder of Company Shares to the extent that such holder subscribes for and exercises his or her Company Warrants pursuant to the terms of the applicable Company Warrant Plan prior to the Offer Acceptance Time and (ii) the option for the cashless exercise described below.

(b)      Promptly after the execution of this MoU and in any case no later than 30 days prior to the Offer Acceptance Time, the Parties shall use their reasonable best efforts to offer holders of Company Warrants a cashless arrangement or a financing facility or an equivalent mechanism (which, in each case and to the extent permitted under applicable Laws, would be implemented through a third party) to fund the payment of the exercise price of their Company Warrants, provided that such holder of Company Warrants undertakes to tender the underlying Company Shares into the Offer and to repay the exercise price, any applicable Taxes and any related expenses.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) set forth in the disclosure letter dated the date hereof delivered to Parent by the Company (the “Company Disclosure Letter”), (b) disclosed in any annual report on Form 20-F of the Company, or (c) disclosed in any release, report, schedule, form, statement or other document filed with the SEC at least five Business Days prior to the date hereof and, in each case of clauses (b) and (c), only if such release, annual report, report, schedule, form, statement or other document is publicly available on the date hereof on the “Investor Relations” section of the website of the Company or on the website of the SEC (collectively, the “Company Reports”) (other than disclosures relating to risk factors or any disclosure in any Company Report to the extent that such disclosure is predictive or forward-looking in nature, and provided that the relevant exception to such representation and warranty is reasonably apparent from such Company Report), the Company hereby represents and warrants to Parent as follows:

Section 3.1            Organization, Good Standing and Qualification; Subsidiaries

(a)       The Company is an entity duly organized and validly existing under the Laws of its jurisdiction of organization. Each of the Company’s Subsidiaries is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing and in good standing, has not resulted and is not reasonably expected to result in, individually or in the aggregate, a Material Adverse Effect.

(b)      A true and complete list of all the Subsidiaries of the Company, identifying the jurisdiction of incorporation or organization of each such Subsidiary and the percentage of the outstanding capital stock or other equity or similar interests of each such Subsidiary owned by the Company and each of its other Subsidiaries, is set forth in Section 3.1(b) of the Company Disclosure Letter. Except as set forth in Section 3.1(b) of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

Section 3.2            Capitalization

(a)       As of the date hereof, the share capital of the Company consists of 88,333,157 Company Shares, each with a nominal value of €0.10 per share. As of October 15, 2017: (i) 88,333,157 Company Shares were issued and outstanding, it being understood that this figure does not comprise 182,500 Company Shares acquired by beneficiaries of vested Company Free Shares, for which the capital increase is yet to be acknowledged by the Company, (ii) no Company Shares were held in the treasury of the Company (including Company Shares held by Subsidiaries) and (iii) a number of Company Shares may be issuable pursuant to the BioSynthema Former Owners Arrangement as provided therein. As of September 30, 2017, (x) 7,767,585 Company Shares may be issuable pursuant to the Company Share Options Plan, (y) 162,500 Company Shares may be issuable pursuant to the Company Warrant Plans and (z) 376,000 Company Shares may be issuable pursuant to the Company Free Share Plans.

(b)      Each of the outstanding shares or other equity interests in the Company are duly authorized, validly issued and fully paid. Except as set forth in Section 3.2(a) above, as of the date hereof, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company to issue or sell any shares of capital stock or other equity interests of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of the Company and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(c)       Each of the outstanding shares of capital stock or other equity interests in each of the Company’s Subsidiaries that is held by the Company or by a direct or indirect Subsidiary of the Company is duly authorized, validly issued, fully paid and, to the extent applicable, non-assessable, and the Company or a direct or indirect Subsidiary of the Company has legal title to such outstanding shares or other equity interests. All shares of capital stock or other equity interests in each of the Company’s Subsidiaries owned by the Company or by a direct or indirect Subsidiary of the Company are free and clear of any Lien. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity interests of any of the Company’s Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of any of the Company’s Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(d)      There are no bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) of the Company or any of the Company’s Subsidiaries issued and outstanding or reserved for issuance. None of the Company or any of its Subsidiaries is a party to any shareholders’ agreement, voting trust agreement or registration rights agreement relating to any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any such shares of capital stock or other equity interests.

(e)       Section 3.2(e) of the Company Disclosure Letter contains a true and complete list, as of September 30, 2017, of (i) the number of Company Shares subject to each outstanding Company Share Option, the name of the holder, the exercise price, the grant date, the general vesting schedule pursuant to the Company Share Options Plan and the expiration date of each such Company Share Option, (ii) the number of Company Shares subject to each outstanding non-vested Company Free Share, the name of the holder, the grant date, the vesting schedule / end of acquisition period and delivery date, and the Company Free Share Plan pursuant to which such Company Free Share was granted, (iii) the number of Company Shares that have been delivered pursuant to the vested Company Free Shares and are subject to a lock-up period, the name of the holder, the end of acquisition period / delivery date, the end of the lock-up period and the Company Free Share Plan pursuant to which such Company Shares were acquired, and (iv) the number of Company Shares subject to each outstanding Company Warrant, the name of the holder, the subscription date, the exercise price and the Company Warrant Plan pursuant to which such Company Warrant was issued. The Company has not issued any Company Shares (other than pursuant to Company Share Options, Company Free Shares or Company Warrants granted prior to the date hereof) and has not granted Company Share Options, Company Free Shares, Company Warrants or any other equity interests in the Company or any of its Subsidiaries since September 30, 2017 through the date hereof.

Section 3.3            Corporate Authority

The Company has all requisite organizational power and authority and has taken all organizational action necessary in order to authorize, execute and, unless the Company Board decides not to proceed with the transactions contemplated by this MoU in accordance with Section 5.1(f), perform its obligations under this MoU. Assuming that Parent has validly and properly entered into this MoU, this MoU is a valid and, unless the Company Board decides not to proceed with the transactions contemplated by this MoU in accordance with Section 5.1(f), binding agreement of the Company, enforceable against the Company in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights (the “General Enforceability Exceptions”).

Section 3.4            Non-contravention

The execution by the Company of this MoU, the compliance by it with all of the provisions of and, unless the Company Board decides not to proceed with the transactions contemplated by this MoU in accordance with Section 5.1(f), the performance by it of its obligations under this MoU and the consummation of the Offer, (a) will not conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of the Company or any of its Subsidiaries (with or without the giving of notice or the lapse of time or both), other than Permitted Liens and the acceleration of the rights to exercise the Company Share Options, pursuant to, or permit any other party any right to terminate, accelerate or cancel, or otherwise constitute a default under, any provision of any Material Contract, or result in any change in the rights or obligations of any party under any Material Contract, in each case to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets is bound, (b) will not violate or conflict with any Permit issued to the Company or any of its Subsidiaries (assuming receipt by Parent of all authorizations, consents, Permits and approvals required in connection with the Offer), (c) will not violate or conflict in any material respect with the Organizational Documents of the Company or any of the Company’s Subsidiaries, or (d) assuming all authorizations, waivers, consents, filings, registrations and approvals described in Section 3.5 have been obtained, made or given, will not violate or conflict with any applicable Law, except (in the case of clauses (a), (b) and (d)) for such conflicts, breaches, violations, defaults, payments, accelerations, creations, permissions or changes that, individually or in the aggregate, have not resulted and are not reasonably expected to result in a Material Adverse Effect.

Section 3.5            Required Consents

Other than (a) the Regulatory Approvals, (b) authorizations, waivers, consents, filings, registrations or approvals in connection with or in compliance with the Exchange Act, and (c) such other authorizations, waivers, consents, filings, registrations or approvals that, if not obtained, made or given, individually or in the aggregate, are not reasonably expected to result in a Material Adverse Effect, no authorizations, waivers, consents, filings, registrations or approvals are required to be made by the Company or any of its Subsidiaries with, or obtained by the Company or any of its Subsidiaries from any Relevant Authority, in connection with the performance by the Company of its obligations hereunder and the consummation of the Offer.

Section 3.6            Reports; Financial Statements; Internal Control and Disclosure Control

(a)       Since January 1, 2015, the Company Reports were, to the extent required under applicable Law, filed in a timely manner, and are in material compliance with all applicable Laws and other requirements applicable thereto. As of their respective dates (or if amended prior to the date hereof, as of the date of such amendment), the Company Reports that were required to be filed with any Relevant Authority complied in all material respects with the requirements under applicable Law regarding the accuracy and completeness of the disclosures contained therein.

(b)      All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included in the Company Reports (i) fairly present in all material respects the consolidated financial position and the results of operations, cash flows and changes in shareholders’ equity of the Company and its consolidated Subsidiaries as of the dates and for the periods referred to therein and (ii) have been or will be, as the case may be, prepared in accordance with IFRS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments that are not material in amount or nature).

(c)       The Company maintains a system of accounting and internal controls effective to provide reasonable assurances regarding the reliability of the consolidated financial reporting and the preparation of the consolidated financial statements of the Company and its consolidated Subsidiaries in accordance in all material respects with IFRS and applicable Laws of France. The Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of Company Board (i) all known “significant deficiencies” and “material weaknesses” in the design or operation of internal controls over financial reporting that would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any known fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the Company’s internal controls over financial reporting, and any such disclosures have been made available to Parent, except to the extent such disclosures relate to matters that are not reasonably expected to result in a Material Adverse Effect.

Section 3.7            Absence of Certain Changes

Since December 31, 2016, (a) the Company has conducted the business of the Company in the ordinary course of business and (b) there has not been any change or development that, individually or in the aggregate, has resulted or is reasonably expected to result in a Material Adverse Effect.

Section 3.8            Litigation

(a)       As of the date hereof, there are no Actions or Orders that would reasonably be expected to materially impair the ability of the Company to consummate the Offer or the other transactions contemplated by this MoU pending or, to the knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries, before or by any Relevant Authority, except those that would not reasonably likely to, individually or in the aggregate, have a Material Adverse Effect.

(b)      Other than Actions or Orders of the type covered by clause (a) above, there are no Actions pending or, to the knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries or affecting any of their respective properties or assets, before or by any Relevant Authority or Orders in effect affecting any of their respective properties or assets, except, in each case, those that would not reasonably likely to, individually or in the aggregate, have a Material Adverse Effect.

Section 3.9            Intellectual Property

(a)       Except as would not be material to the Company or any of its Subsidiaries, the Company or one of its Subsidiaries exclusively owns all right, title and interest in and to each item of Intellectual Property that the Company or any of its Subsidiaries, as applicable, owns or purports to own free and clear of any Liens (other than Permitted Liens), exclusive licenses and obligations to grant any of the foregoing. Section 3.9(a) of the Company Disclosure Letter sets forth an accurate and complete list, as of the date hereof, of each item of Intellectual Property that is registered or the subject of an application for registration or similar recognition and that is owned by the Company or any of its Subsidiaries and material to the operation of the Company’s and its Subsidiaries’ businesses as currently conducted.

(b)         Except as would not be material to the Company or any of its Subsidiaries, (i) each item of registered Intellectual Property owned by the Company or any of its Subsidiaries, or exclusively licensed to the Company or any of its Subsidiaries and for which the Company or any of its Subsidiaries controls the prosecution and maintenance, is subsisting, and to the knowledge of the Company, valid and enforceable, and (ii) all of the Company’s and all of its Subsidiaries’ rights in and licenses to Intellectual Property owned by third parties shall not be terminated by virtue of the consummation of the transactions contemplated by this MoU.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the operation of the Company’s and each of its Subsidiaries’ businesses as currently conducted and as contemplated to be conducted, including any products sold and services offered by the Company or any of its Subsidiaries, does not, has not for the past four years, and, to the knowledge of the Company, will not, with respect to products currently under development as these products are composed or intended to be composed as the date hereof, infringe upon or otherwise violate any Intellectual Property owned by any third party, (ii) to the knowledge of the Company, no third party is infringing or violating, or has within the past four years infringed or violated, any Intellectual Property owned by the Company or any of its Subsidiaries, and (iii) as of the date hereof, there is no Action or allegation pending or, to the knowledge of the Company, threatened (A) against a third party of any infringement or unauthorized use involving any Intellectual Property owned by the Company or any of its Subsidiaries, (B) against the Company or any of its Subsidiaries of infringement or unauthorized use of, or notices that the operation of any business of the Company or its Subsidiaries requires, in each case, any Intellectual Property owned by any third party, or (C) concerning the ownership, validity, registrability or enforceability of any Intellectual Property owned by the Company or any of its Subsidiaries.

(d)         Except as would not be material to the Company or any of its Subsidiaries, taken as a whole, the Company and its Subsidiaries have complied with all applicable Laws, their privacy policies and all other policies, procedures and Contracts they have established or entered into from time to time, in each case with respect to personally identifiable information, and there is no Action or allegation pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries concerning any of the foregoing.

Section 3.10        Legal Compliance; Permits

(a)       Neither the Company nor any of its Subsidiaries is or, since January 1, 2015, has been, in any respect in conflict with, or in default, breach or violation of, any Law or Permit applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except for conflicts, defaults, breaches or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2015, any written notice or communication from any Relevant Authority regarding any actual, alleged, or potential violation in any respect of, or a failure to comply in any material respect with, any Law or Permit, except for any written notice or communication that would not be, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole. No investigation or review by any Relevant Authority with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened in writing, nor has any Relevant Authority indicated in writing an intention to conduct the same.

(b)      The Company and each of its Subsidiaries is in possession of all Permits necessary for the conduct and operation of the business of the Company and its Subsidiaries as currently conducted, except where the failure to possess, or the suspension or cancellation of, any of the Permits would not be, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No suspension or cancellation of any of the Permits is pending or, to the knowledge of the Company, threatened, except where the failure to possess, or the suspension or cancellation of, any of the Permits would not have, or would not reasonably be expected to have, a Material Adverse Effect.

Section 3.11        Anti-Corruption; Anti-Money Laundering; Sanctions

(a)       Neither the Company, its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, officers, agents or employees (each, an “Associated Person”) (i) is itself, or is 50% or more owned by, targets of any sanctions administered, enacted or enforced by the United States, including the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or by the United Kingdom, the European Union, or the United Nations Security Council, (collectively, “Sanctions”) or (ii) is located, organized or resident in a country or territory that is the target of any such Sanctions (currently, Cuba, Iran, North Korea or Syria).

(b)      To the knowledge of the Company, (i) no Action by or before any Relevant Authority involving the Company or any Associated Person with respect to any Sanctions is pending or threatened, and (ii) the Company has not failed to disclose to Parent any other allegation, from any source, of potential wrongdoing on behalf of the Company by any Associated Person with respect to any Sanctions.

(c)       To the knowledge of the Company, the operations of the Company and its Subsidiaries are and have been conducted since January 1, 2015 in compliance in all material respects with applicable anti-money laundering and anti-terrorism financing laws of all jurisdictions in which they operate and the rules and regulations promulgated thereunder, and any related or similar rules or regulations, issued, administered or enforced by any Relevant Authority thereof or therein (collectively, the “Anti-Money Laundering and Anti-Terrorism Financing Laws”).

(d)      To the knowledge of the Company, (i) no Action by or before any Relevant Authority involving the Company or any Associated Person with respect to Anti-Money Laundering and Anti-Terrorism Financing Laws is pending or threatened, and (ii) the Company has not failed to disclose to Parent any other allegation, from any source, of potential wrongdoing on behalf of the Company by any Associated Person with respect to Anti-Money Laundering and Anti-Terrorism Financing Laws.

(e)       The Company, its Subsidiaries and, to the knowledge of the Company, the Associated Persons are and have been since January 1, 2015 in compliance with all applicable anti-corruption laws, including, each to the extent applicable, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, the United Nations Convention against Corruption, the French law No. 2016-1961 of December 9, 2016 relating to transparency, fight against bribery and modernization of the economic life (loi relative à la transparence, à la lutte contre la corruption et à la modernisation de la vie économique), and related implementing legislation (the “Anti-Corruption Laws”).

(f)       Since January 1, 2015, none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other Associated Person has offered, promised, given, or authorized the offer, promise, or giving, or accepted or requested, any compensation, payment or gift or anything of value, directly or indirectly, to or from any Person (whether government-affiliated or not) for the purpose of influencing or inducing any act or decision or inaction in order to obtain, retain or direct business or to secure an improper advantage in violation of any applicable Anti-Corruption Law.

(g)      To the knowledge of the Company, (i) no Action by or before any Relevant Authority involving the Company or any Associated Person with respect to Anti-Corruption Laws is pending or threatened, and (ii) the Company has not failed to disclose to Parent any other allegation, from any source, of potential wrongdoing on behalf of the Company by any Associated Person with respect to any Anti-Corruption Laws.

Section 3.12        Material Contracts

(a)       Section 3.12 of the Company Disclosure Letter sets forth an accurate and complete list, as of the date of this MoU, of each Contract to which the Company or any of its Subsidiaries is a party that constitutes a Material Contract. For purposes of this MoU, each of the following Contracts shall constitute a “Material Contract”:

(i)                 any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act of 1933) with respect to the Company or any of its Subsidiaries that has been, or was required to be, filed with the SEC with the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 or any Company Reports filed after the date of filing of such Form 20-F until the date hereof;

(ii)               any Contract with the Company’s top 10 suppliers for the purchase of materials, supplies, goods, services, equipment or other assets for the calendar year ended December 31, 2016;

(iii)             any Contract with the Company’s top 10 customers for the furnishing of materials, supplies, goods, services, equipment or other assets for the calendar year ended December 31, 2016;

(iv)             any Contracts that are material to the Company and its Subsidiaries concerning the establishment, management or operation of a joint venture, partnership, limited liability company or business alliance;

(v)               all Contracts relating to indebtedness for borrowed money (including any guarantee of such indebtedness) of the Company or any of its Subsidiaries in excess of €250,000, other than Contracts among the Company and its wholly owned Subsidiaries;

(vi)             all Contracts containing any non-compete or exclusivity provisions or any similarly restrictive provision with respect to any line of business, Person or geographic area with respect to the Company or any of its Subsidiaries, or upon consummation of the Offer, Parent or any of its Subsidiaries;

(vii)           all Contracts to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries (A) is granted any license, option or covenant not sue with respect to any material Intellectual Property owned by a third party (excluding licenses for commercial off-the-shelf computer software and any non-disclosure agreements entered into in the ordinary course of business) or (B) has granted to a third party any license, option or covenant not to sue with respect to any material Intellectual Property owned by the Company or any of its Subsidiaries (other than non-exclusive licenses granted to customers and service providers in the ordinary course of business);

(viii)         all Real Property Leases;

(ix)             all Contracts that contain obligations of the Company or its Subsidiaries secured by a Lien, and interest rate or currency hedging agreements, in each case in connection with which the aggregate actual or contingent obligations of the Company and its Subsidiaries under such agreement are greater than €250,000;

(x)               all material management Contracts and Contracts with consultants in excess of €500,000, including any Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any of its Subsidiaries or income or revenues related to any product of the Company or any of its Subsidiaries;

(xi)             each Contract pursuant to which the Company or any of its Subsidiaries is bound that includes a continuing indemnification, “earn out” or other contingent payment obligation, in each case, that could result in payments in excess of €250,000 other than ordinary course agreements with customers or suppliers;

(xii)           each Contract between or among the Company or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than the Company or any of its Subsidiaries), on the other hand, that involves payments of more than €250,000 in any one year;

(xiii)         any material Contracts between or among the Company or any of its Subsidiaries, on the one hand, and any Relevant Authority, on the other hand;

(xiv)         any Contract that grants or conveys any rights of refusal, or contains “most favored nation,” “most favored customer” or similar pricing provisions, or that obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party; and

(xv)           each “single source” supply Contract pursuant to which goods or materials that are material to the business of the Company and its Subsidiaries, taken as a whole, are supplied to the Company or any of its Subsidiaries from an exclusive source.

(b)      Except as would not be material to the Company and its Subsidiaries, taken as a whole, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company’s knowledge, the other parties thereto, enforceable against the Company or such Subsidiaries and, to the Company’s knowledge, the other parties thereto in accordance with its terms subject to the General Enforceability Exceptions, (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract and (iii) the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract. The Company has furnished or made available to Parent correct and complete copies of all Material Contracts, including any amendments, waivers or changes thereto.

Section 3.13        Employee Benefit Plans

(a)       Section 3.13 of the Company Disclosure Letter sets forth, as of the date of this MoU, a true and complete list of all material Company Benefit Plans (other than employment agreements or offer letters that are (x) substantially consistent with a form provided to Parent prior to the date of this MoU or (y) immaterial to the Company and its Subsidiaries as a whole and do not provide for the payment, increase or acceleration of compensation or benefits as a result of a change in control). With respect to each such material Company Benefit Plan, the Company has, to the extent applicable, made available to Parent a true and complete copy of, as applicable, such Company Benefit Plan and all amendments thereto or a high-level description thereof.

(b)      Each Company Benefit Plan has been established, maintained and administered in all material respects in accordance with its terms and in compliance with all applicable Laws,

including ERISA and the Code, and there are no Actions (other than routine claims for benefits in the normal operation of a Company Benefit Plan) pending or, to the knowledge of the Company, threatened involving any Company Benefit Plan.

(c)       Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a timely favorable determination letter or prototype opinion letter from the IRS that the Company Benefit Plan is so qualified, or an application for such a letter is currently being processed by the IRS, and to the knowledge of the Company, no circumstance exists that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plan.

(d)      No Company Benefit Plan is, and none of the Company or any of its Subsidiaries has within the last six years had any obligation to contribute to or with respect to, (i) an “employee pension plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) a “multiemployer plan,” as defined in Section 3(37) of ERISA, or (ii) a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA.

(e)       No Company Shares are held by any current or former employees or directors of the Company or its Subsidiaries in an employee savings plan (Plan d’Epargne Salariale) established pursuant to provisions of the French Labor Code.

(f)       Neither the Company nor any of its Subsidiaries provides or has any obligations to provide benefits or coverage in the nature of health, life or other welfare benefits to or in respect of a current or former employee following such employee’s termination of employment with the Company or any of its Subsidiaries (other than death benefits when termination occurs upon death), except as required by (i) applicable Law (including the continuation requirements of Part 6 of Title I of ERISA) or (ii) during any post-termination period under a severance arrangement.

(g)         All material employer and employee contributions to each Company Benefit Plan required by Law or by the terms of such Company Benefit Plan or pursuant to any other contractual obligation (including material contributions to all mandatory provident fund schemes) have been made or, if applicable, accrued in a timely manner in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters.

(h)      Except as contemplated in Section 2.5, neither the execution and delivery of this MoU nor the consummation of any of the transactions contemplated by this MoU (whether alone or in connection with another event) will (or could reasonably be expected to) (i) result in any payment (including severance, golden parachute, or otherwise), whether or not in conjunction with a termination of employment, becoming due to any director, officer or any employee of the Company or any of its Subsidiaries from the Company or any of its Subsidiaries under any Company Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment or vesting of any such benefit or funding (through a grantor trust or otherwise) of any such payment or benefit, (iv) limit or restrict the right of the Company to merge, amend or terminate any Company Benefit Plan or any related trust (including collective custodial vehicles under French law - fonds commun de placement d’entreprise), (v) cause a trust for any Company Benefit Plan to be required to be funded (including collective custodial vehicles under French law - fonds commun de placement d’entreprise), or (vi) result in payments under any Company Benefit Plan that would, individually or in combination with any other payment, not be deductible under Section 280G of the Code.

(i)        Except as would not be reasonably expected to result in material liability to the Company and its Subsidiaries, each Company Benefit Plan that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended to comply and has been operated in compliance with the requirements of Section 409A of the Code and the Company and its Subsidiaries have complied in practice and operation with all applicable requirements of Section 409A of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any person for any material income, excise or other tax incurred by such person pursuant to any applicable federal, state, local or non-U.S. Law related to the collection and payment of any Taxes, including, without limitation, in respect of any Taxes that may be imposed under Sections 4999, 409A or 457A of the Code.

Section 3.14        Labor and Employment Matters

(a)       Other than the Works Council and the Consultation, (i) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, works council agreement or other similar contract with any labor union, works council, labor organization, or other similar workers’ group or representative (each, a “Labor Organization”), and there is no Labor Organization representing or, to the knowledge of the Company, attempting to represent or organize any employees of the Company or any of its Subsidiaries in their capacity as such, and (ii) the consent of, consultation of or the rendering of formal advice by any Labor Organization is not required for the Company to enter into this MoU or to consummate any of the transactions contemplated by this MoU.

(b)      Since January 1, 2015, there has not occurred or been threatened in writing, and neither the Company nor any of its Subsidiaries has been affected by, any strike, slowdown, work stoppage, picketing, lockout, concerted refusal to work overtime or other similar labor activity or union-organizing campaign with respect to any employees of the Company or any of its Subsidiaries. In relation to any employee, director, officer, or individual independent contractor or Labor Organization, there are no material claims, disputes, proceedings, unfair labor practice charges, grievances, arbitrations, administrative charges or complaints (whether individual or collective) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. There are no material labor disputes subject to any formal grievance procedure, arbitration, litigation or other proceeding. There is no material proceeding or petition pending or, to the knowledge of the Company, threatened with respect to any employee or individual independent contractor of the Company or any of its Subsidiaries.

(c)       The Company and its Subsidiaries have been in compliance in all material respects with all applicable Laws relating to employment, labor and/or use of independent contractors, consultants and other agents, including all applicable Laws relating to wages and other compensation (including overtime), hours, benefits, collective bargaining, employment discrimination, harassment, retaliation, whistleblowing, civil rights, safety and health, workers’ compensation, pay equity, classification of employees and independent contractors, immigration and work authorization, reductions in force, mass layoffs, facility closings, and the collection and payment of withholding and/or social security Taxes.

(d)      Since January 1, 2015, neither the Company nor any of its Subsidiaries has experienced a “plant closing,” “business closing,” or “mass layoff” (as defined in the Worker Adjustment and Retraining Notification Act or any comparable state, local, foreign or other Law) or engaged in or conducted any other material reduction in force of employees.

Section 3.15        Real Property; Equipment

(a)       Section 3.15(a) of the Company Disclosure Letter sets forth an accurate and complete list of all real property owned by the Company or any of its Subsidiaries as of the date hereof (the “Owned Real Property”). No Person other than the Company or any of its Subsidiaries has title to any Owned Real Property, and there is no outstanding option or right of first refusal relating to the purchase of any portion of Owned Real Property.

(b)      Section 3.15(b) of the Company Disclosure Letter sets forth an accurate and complete list, as of the date of this MoU, of each material lease or sublease pursuant to which the Company or any of its Subsidiaries leases real property from any third party (the “Real Property Leases”). Accurate and complete copies of all such Real Property Leases have been delivered or made available to Parent, and each such Real Property Lease is in full force and effect. The Company or one of its Subsidiaries holds a valid and existing leasehold interest in the property leased, subleased or otherwise demised by the Real Property Leases (the “Leased Real Property”). None of the Company or any of its Subsidiaries is in material breach or material default of its obligations under such Real Property Leases.

(c)       To the knowledge of the Company, the use and operation of the Owned Real Property and the Leased Real Property is in compliance in all material respects with all applicable zoning, land use, building, fire and other applicable Law. To the knowledge of the Company, there is no existing plan or study by any Relevant Authority or by any other Person that challenges or otherwise adversely affects the continuation of the present use or operation of any Owned Real Property or Leased Real Property. Neither the Company nor any of its Subsidiaries is currently subleasing or sublicensing, or has otherwise granted, to any Person (other than the Company or any of its Subsidiaries) the right to use or occupy any of the Owned Real Property or Leased Real Property.

(d)      All material items of equipment and other tangible assets owned by or leased to the Company and its Subsidiaries are adequate for the uses to which they are being put, are in good and safe condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the businesses of the Company and its Subsidiaries in the manner in which such businesses are currently being conducted.

Section 3.16        Environmental Matters

(a)       Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect: each of the Company and its Subsidiaries is, and since January 1, 2015 has been, in compliance with all applicable Environmental Laws; (b) neither the Company nor any of its Subsidiaries has received any written notice, since January 1, 2015, from any Person that alleges that the Company or any of its Subsidiaries is violating or has any liability under any Environmental Law; (c) (x) there has not been, and the Company and its Subsidiaries have not caused, any Release of, or exposure to, any Hazardous Materials at, on, under or from (A) any real property formerly owned, operated or leased by the Company or any of its Subsidiaries during the period of such ownership, operation or tenancy, or (B) any real property currently owned, operated or leased by the Company or any of its Subsidiaries, and (y) the Company and its Subsidiaries have not caused any Release of, or exposure to, any Hazardous Materials at, on, under or from any other location; and (d) neither the Company nor any of its Subsidiaries has retained or assumed, by Contract, any liabilities or obligations that would reasonably be expected to form the basis of any claim against the Company or any of its Subsidiaries relating to any noncompliance with or liability under any Environmental Law.

Section 3.17        Tax Matters

(a)       All income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed and all such Tax Returns are true, correct, and complete in all material respects. The Company and its Subsidiaries have at all times duly and properly maintained all Tax Returns, records (including those held in a dematerialized form), files (including the accounting entries file (fichier des écritures comptables) and other documents required by Law to be so maintained for any Tax purpose except if any failure to so maintain that would not be, or would not reasonably be expected to be, material to the Company and its Subsidiaries.

(b)      All material amounts of Taxes of the Company and its Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been timely paid or accrued for. Since the date of the most recent consolidated financial statements of the Company, none of the Company or any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice. There are no material Tax liens on the assets of the Company or any of its Subsidiaries other than for Taxes not yet due and payable.

(c)       Each of the Company and its Subsidiaries has timely paid or withheld all material amounts of Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Relevant Authority).

(d)      Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations, or outstanding extension of the period, for the assessment or collection of any material Tax and there has been no request by a Relevant Authority to execute such a waiver or extension. No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any material Tax Return or material Taxes of the Company or any of its Subsidiaries is currently in progress, and neither the Company nor any of its Subsidiaries has been notified in writing of any request for such an audit or other examination or administrative, judicial or other proceeding. No deficiency for any material amount of Tax has been asserted in writing or assessed by a Relevant Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. No written claim has been made by a Relevant Authority in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by such jurisdiction.

(e)       Within the last two years, neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution to which Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) applies.

(f)       Each of the Company and its Subsidiaries (i) is not a party to any Tax sharing, indemnification or allocation agreement (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes and entered into in the ordinary course of business, or any agreement solely between or among the Company and its Subsidiaries), and (ii) has no liability for the Taxes of any Person under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. Law), by reason of being a member of an affiliated, consolidated, combined or unitary group (other than any group that solely includes the Company and/or its Subsidiaries), or as a transferee or successor.

(g)      Neither the Company nor any of its Subsidiaries has “participated” in a “listed transaction” within the meaning of Treasury Regulation § 1.6011-4 (or any similar provision of state, local or non-U.S. Law).

(h)      The Company is not a real estate company within the meaning of Article 726 of the French tax code.

Section 3.18        Title to Assets

The Company and its Subsidiaries have good and valid title, or good and valid leasehold title, to all assets, including all assets reflected on the audited consolidated statement of financial position of the Company as of December 31, 2016 included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed by the Company with the SEC (except for assets sold or otherwise disposed of in the ordinary course of business since the date of such statement of financial position), used by the Company and its Subsidiaries to conduct their business as currently conducted, in each case free and clear of any Liens, other than Permitted Liens.

Section 3.19        Insurance

Section 3.19 of the Company Disclosure Letter contains an accurate and complete list of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries, and the Company has delivered or otherwise made available to Parent a copy of all such policies, programs or arrangements. There is no material claim pending or, to the knowledge of the Company, threatened under any of the Company’s or its Subsidiaries’ insurance policies or fidelity bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. The Company and its Subsidiaries are in compliance in all material respects with the terms of such policies and bonds. All such policies and bonds are in full force and effect, are with reputable insurance carriers and provide coverage against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. All premiums with respect such policies and bonds have been paid, and the Company has no knowledge as of the date of this MoU of any threatened termination or cancellation of, or material premium increase with respect to, any of such policies or bonds.

Section 3.20        Financial Advisor

Except for Jefferies LLC, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this MoU based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has delivered or made available to Parent accurate and complete copies of all Contracts under which any such fees or commissions are payable and all indemnification and other agreements related to the engagement of the Persons to whom such fees or commissions are payable.

Section 3.21        Rule 14d-10

The Company Board has determined that each of the members of the Compensation Committee of the Company Board (the “Compensation Committee”) are “independent directors” as defined in Rule 5605(a)(2) of the NASDAQ rules and eligible to serve on the Compensation Committee under the Exchange Act and all applicable NASDAQ rules. Prior to the Offer Acceptance Time, the Compensation Committee shall have (i) approved each employment compensation, severance and employee benefit arrangement entered into by the Company or any of its Subsidiaries, or by Parent, Purchaser or any of Parent’s Affiliates (to the extent such arrangement is disclosed to the Company), with any officer, director or employee of the Company or any of its Subsidiaries and (ii) taken all other actions necessary to satisfy the requirements of the non-exclusive safe-harbor with respect to each such employment compensation, severance and employee benefit arrangement in accordance with Rule 14d-10(d)(2) under the Exchange Act.

Section 3.22        Disclosure

None of the information to be supplied by or on behalf of the Company or any of its Subsidiaries specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time of the filing of the Offer Documents and the Schedule 14D-9, at the time of any distribution or dissemination of the Offer Documents and the Schedule 14D-9 or at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 3.22 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to the Company by Parent or Purchaser or any of their respective officers, directors, employees, agents, advisors or representatives specifically for inclusion or incorporation by reference therein.

Section 3.23        Lu-Material

As of the date hereof, either the Company or one of its Subsidiaries has good and valid legal ownership of at least the Lu-Material Weight of Lu-Material, which Lu-Material is in conformance with the Lu-Material Specification, free and clear of all Liens. At the Offer Acceptance Time, either the Company or one of its Subsidiaries will have good and valid legal ownership of at least the Closing Lu-Material Weight of Lu-Material, which Lu-Material will be in conformance with the Lu-Material Specification, free and clear of all Liens. The Lu-Material is, and at the Offer Acceptance Time will be, (a) in the custody and control of the Company or one of its Subsidiaries, and (b) maintained under storage conditions that are customary and appropriate for Lutetium-oxide and in compliance with all applicable Laws.

Section 3.24        Product Regulatory Matters and Compliance

(a)       Since January 1, 2015, to the knowledge of the Company, the Company and its Subsidiaries have conducted their respective operations and businesses in compliance with any Law, judicial interpretation or administrative interpretation or guideline relating to any product or component that is subject to the Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq. and its implementing regulations or other Laws administered by the FDA, and any comparable foreign Laws, as each is applicable to the operation or conduct of the business of the Company and its Subsidiaries, and the ownership, operation and use of the assets of the Company and Subsidiaries, except to the extent that the failure to comply with any such Laws would not be, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.

(b)      As of the date of this MoU, there is no Action pending or, to the knowledge of the Company, threatened enforcement action against the Company or any of its Subsidiaries with respect to their respective business or any of their respective products by the FDA or the EMA or any other agency with jurisdiction over the development, marketing, labeling, promotion, sale, use, handling, safety, efficacy, reliability or manufacturing of drugs or medical devices. Since January 1, 2015 and until the date of this MoU, neither the Company nor any of its Subsidiaries has received any written notice from the FDA or the EMA or any other agency with jurisdiction over the development, marketing, labeling, promotion, sale, use, handling, safety, efficacy, reliability or manufacturing of drugs or medical devices alleging products were adulterated or misbranded, or otherwise contesting the approval of, the uses of, the labeling or promotion of any of the products of the Company and its Subsidiaries, including any claim that any of such products are being marketed or promoted for off-label uses, except to the extent that such notice would not be, or would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole.

(c)       Since January 1, 2015 (i) there have been no removals, corrections, recalls, field safety alerts, field notifications or governmental seizures or other similar adverse regulatory actions taken or, to the knowledge of the Company, threatened by the FDA or the EMA or any other agency or body with jurisdiction over the development, marketing, labeling, promotion, sale, use, handling, safety, efficacy, reliability or manufacturing of drugs or medical devices with respect to any of the products of the Company and its Subsidiaries and (ii) there have been no material corrective and preventive actions, removals, corrections, recalls, field safety alerts, or field notifications with respect to such products initiated by the Company or any of its Subsidiaries on a voluntary basis, whether or not at the request or suggestion of the FDA or the EMA or any other agency or body with jurisdiction over the development, marketing, labeling, promotion, sale, use, handling, safety, efficacy, reliability or manufacturing of drugs or medical devices.

(d)      To the knowledge of the Company, (i) since January 1, 2015, the Company and its Subsidiaries have conducted their respective operations and businesses in all material respects in compliance with all applicable Laws and industry codes relating to marketing practices and interactions with healthcare professionals, (ii) there is no Action pending or threatened with respect to a violation of such Laws or industry codes by the Company or any Associated Person, and (iii) the Company has not failed to disclose to Parent any other allegation, from any source, of potential wrongdoing on behalf of the Company by any Associated Person with respect to any such Laws and industry codes.

Section 3.25        No Other Company Representations or Warranties

Except for the representations and warranties contained in this Article III, neither the Company nor any of its Subsidiaries makes any other express or implied representation or warranty on behalf of the Company or its Subsidiaries. The Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or its Subsidiaries, or any of their respective officers, directors, employees, agents, advisors or representatives.

Article IV

REPRESENTATIONS AND WARRANTIES OF Parent

Parent hereby represents and warrants to the Company as follows:

Section 4.1            Organization, Good Standing and Qualification

Parent is, and Purchaser will be, an entity duly incorporated and validly existing under the Laws of its jurisdiction of organization. Parent is, and Purchaser will be, an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing and in good standing when taken together with all other such failures, individually or in the aggregate, has not resulted and is not reasonably expected to materially impair the ability of Parent or Purchaser to consummate the Offer or the other transactions contemplated by this MoU (a “Parent Material Adverse Effect”).

Section 4.2            Corporate Authority

Parent has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute and perform its obligations under this MoU. Assuming that the Company has validly and properly entered into this MoU, this MoU is a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject, as to enforcement, to the General Enforceability Exceptions.

Section 4.3            Non-contravention

The execution by Parent of this MoU, the compliance by Parent with all of the provisions of and the performance by Parent of its obligations under this MoU, and the consummation of the Offer, (a) will not conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of Parent or any of its Subsidiaries (with or without the giving of notice or the lapse of time or both), other than Permitted Liens, pursuant to, or permit any other party any right to terminate, accelerate or cancel, or otherwise constitute a default under, any provision of any material Contract, or result in any change in the rights or obligations of any party under any material Contract, in each case to which Parent is a party or by which Parent or any of its assets is bound, (b) will not violate or conflict with any Permit issued to Parent (assuming receipt by the Company of all authorizations, consents, Permits and approvals required in connection with the Offer), (c) will not violate or conflict in any material respect with the Organizational Documents of Parent, or (d) assuming all authorizations, waivers, consents, filings, registrations and approvals described in Section 4.4 have been obtained, made or given, will not violate or conflict with any applicable Law, except (in the case of clauses (a), (b), and (d)) for such conflicts, breaches, violations, defaults, payments, accelerations, creations, permissions or changes that, individually or in the aggregate, have not resulted and are not reasonably expected to result in a Parent Material Adverse Effect.

Section 4.4            Required Consents

Other than (a) the Regulatory Approvals, (b) authorizations, waivers, consents, filings, registrations or approvals in connection with or in compliance with the Exchange Act, and (c) such other authorizations, waivers, consents, filings, registrations or approvals that, if not obtained, made or given, individually or in the aggregate, are not reasonably expected to result in a Parent Material Adverse Effect, no authorizations, waivers, consents, filings, registrations or approvals are required to be made by Parent with, or obtained by Parent from, any Relevant Authority in connection with the performance by Parent of its respective obligations hereunder and the consummation of the Offer.

Section 4.5            Disclosure

None of the information to be supplied by or on behalf of Parent or Purchaser specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time of the filing of the Offer Documents and the Schedule 14D-9, at the time of any distribution or dissemination of the Offer Documents and the Schedule 14D-9 or at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 4.5 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent or Purchaser by the Company, any of its Subsidiaries or any of their respective officers, directors, employees, agents, advisors or representatives specifically for inclusion or incorporation by reference therein.

Section 4.6            Funds

Parent or Purchaser will have available as of the Offer Acceptance Time cash resources in an amount sufficient to consummate the Offer. Parent expressly acknowledges and agrees that its obligations hereunder, including its obligations to consummate the transactions contemplated hereby, are not conditioned on receipt of financing.

Section 4.7            Litigation

As of the date hereof, there are no Actions pending or, to the knowledge of Parent, threatened in writing, against Parent or Purchaser, except those that are not reasonably likely to, individually or in the aggregate, have a Parent Material Adverse Effect. Neither Parent nor Purchaser, to the knowledge of Parent, is subject to any outstanding Order that would have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8            No Other Parent Representations or Warranties

Except for the representations and warranties contained in this Article IV, Parent makes no other express or implied representation or warranty on behalf of Parent or any of its Affiliates. Parent and its Affiliates disclaim any other representations or warranties, whether made by Parent or any of its Affiliates, or any of their respective officers, directors, employees, agents, advisors or representatives.

Section 4.9            Acknowledgment

Except for the representations and warranties contained in Article III, Parent acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Purchaser, and Parent hereby disclaims reliance on any such other representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent, or any of its representatives or affiliates, of any documentation or other information by the Company or any of its representatives or Affiliates with respect to any one or more of the foregoing. Parent also acknowledges and agrees that, except as expressly set forth in Article III, the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent or its representatives or Affiliates.

Article V

WORKS COUNCIL AND REGULATORY AUTHORITIES

Section 5.1            Works Council Consultation

(a)       The Parties agree that the consultation with the works council (Comité d’enterprise français) of the Company (the “Works Council”) concerning the Offer (the “Consultation”) shall be initiated no later than two Business Days from the date of the Announcement as permitted by Article L. 2323-40 of the French Labor Code and conducted in accordance with Articles L. 2323-35 et seq. of the French Labor Code. The Consultation shall be deemed completed on the earlier of (i) the date that the Works Council issues an opinion (avis) with respect to the Consultation or (ii) the expiration of a period of one month commencing on the date of the Announcement.

(b)      The Parties acknowledge that, pursuant to Article L. 2323-40 of the French Labor Code, in the event there is any significant change in the information presented to the Works Council between the Announcement and the Commencement Date, in the reasonable opinion of the Parties, the Works Council’s opinion will be deemed void (caduc).  Accordingly, the Parties will promptly inform each other upon becoming aware of such a significant change and, if required by applicable Law, the Company shall as soon as possible organize a new consultation in order to obtain a new opinion no later than one month after the Commencement Date.

(c)       Each Party shall use its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable to allow the opinion of the Works Council to be given within the one month time period set forth in Section 5.1(a). The Company shall promptly inform Parent of the Works Council’s and the Works Council’s expert’s requests and positions of any kind. Without the prior consent of Parent, the Company shall not make any commitment (including any modification of any existing rights or obligations of the Company or any employees) to the Works Council, any employee representative, any Relevant Authority or any representative of any of the foregoing in connection with the Consultation.

(d)      Parent will provide to the Company information and assistance as the Company may reasonably request to allow the Company to comply with its obligations in relation to the Consultation, including by providing any information or responses reasonably requested by the Works Council or any expert appointed thereby in connection with the Consultation or required for the preparation of any submission to the Works Council, as promptly as is reasonably practicable after any such request. Parent shall, at the request of the Company with reasonable notice, attend any meetings contemplated by applicable Law with the Works Council as part of the Consultation.

(e)       The Parties acknowledge that an expert may be appointed by the Works Council and each Party undertakes to use its reasonable best efforts to cooperate with such expert, including by providing such expert with the information or document reasonably requested by the expert and as such expert reasonably deems necessary to perform its duties under Article L. 2323-38 of the French Labor Code.

(f)       Following completion of the Consultation, the Company Board may decide to (i) proceed with the transactions contemplated by this MoU, in which case the Company shall publicly announce its recommendation that the shareholders of the Company accept the Offer and tender their Company Shares (including Company Shares represented by ADSs) pursuant to the Offer (such recommendation, the “Company Board Recommendation”) no later than three Business Days following the completion of the Consultation or (ii) not proceed with the transactions contemplated by this MoU and terminate this MoU pursuant to Section 8.2(d).

Section 5.2            Consents from Relevant Authorities

(a)       Each Party shall use reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to commence and complete the Offer and to consummate and make effective the transactions contemplated by this MoU, including (i) using reasonable best efforts to obtain, or cause to be obtained, all Regulatory Approvals, (ii) cooperating fully with the other Parties in promptly seeking to obtain all such Regulatory Approvals and (iii) providing such other information to any Relevant Authority as such Relevant Authority may lawfully request in connection herewith. Upon the terms and subject to the conditions of this MoU, (i) each Party agrees to make an appropriate filing, if necessary, pursuant to the HSR Act as promptly as reasonably practicable, but in any event no later than 15 Business Days following the date of this MoU and (ii) Parent agrees to make the appropriate filing pursuant to the French Regulatory Approval as promptly as reasonably practicable, but in any event no later than 15 Business Days following the date of this MoU, and in both cases, to supply as promptly as reasonably practicable to the appropriate Relevant Authorities any additional information and documentary material that may be requested pursuant to the HSR Act or the French Regulatory Approval. Each Party agrees to make as promptly as reasonably practicable after the date of this MoU its respective filings and notifications, if any, under any other applicable foreign, federal or state antitrust, competition or fair trade Laws, and to supply as promptly as reasonably practicable to the appropriate Relevant Authorities any additional information and documentary material that may be requested pursuant to such Laws. Each Party will promptly notify the others of any notice from any Person or Relevant Authority alleging that the consent of such Person is or may be required in connection with the Offer or the transactions contemplated by this MoU.

(b)      Notwithstanding anything in this MoU to the contrary, in no event, in connection with obtaining any Regulatory Approval, will Parent or Purchaser be obligated to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (i) requires the divestiture of any assets that are material to the Company or Parent (assuming that Parent is the same size as the Company for purposes of materiality) or (ii) would reasonably be expected to have a material and adverse effect on the Company or Parent (assuming that Parent is the same size as the Company for purposes of materiality). With regard to any Relevant Authority, neither the Company nor any of its Subsidiaries shall, without Parent’s written consent, which may be withheld in Parent’s sole discretion, commit to any action inconsistent with the limitations set forth in the preceding sentence.

(c)       Each Party shall promptly notify the others of any material communication it receives from any Relevant Authority relating to any filings, or submissions under the HSR Act or other applicable foreign, federal or state antitrust, competition or fair trade Laws or under the French Regulatory Approval. The Company agrees to provide promptly to Parent and Purchaser all necessary information and assistance as any Relevant Authority may from time to time require in connection with the obtaining of the relevant approvals, consents or expiration of waiting periods in relation to these filings. The Company shall promptly provide all reasonable assistance and cooperation to allow Parent and Purchaser to prepare and submit any filings, or submissions under the HSR Act or other applicable foreign, federal or state antitrust, competition or fair trade Laws or under the French Regulatory Approval, including providing to Parent and Purchaser any information that Parent and Purchaser may from time to time require for the purpose of any filing, notification, application or request for further information made in respect of any such filing. Notwithstanding anything to the contrary contained in this MoU, Parent, after, to the extent practicable, prior consultation with the Company, shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary antitrust, competition or investment review clearances, and shall take the lead in all meetings and communications with any Relevant Authority in connection with obtaining any necessary antitrust, competition or investment review clearances. Neither Parent nor Company shall agree to participate in any substantive meeting, telephone call or discussion with any Relevant Authority in respect of any filings, investigation (including any settlement of an investigation), or other inquiry related to the transactions contemplated by this MoU unless it consults with the other party in advance and, unless prohibited by such Relevant Authority, gives the other party the opportunity to attend and participate at such meeting, telephone call or discussion.

Section 5.3            Other Consents

The Parties shall use commercially reasonable efforts to, as promptly as practicable following the date hereof, obtain such waivers, consents, approvals and authorizations pursuant to the terms of Contracts to which the Company or any of its Subsidiaries is a party as is reasonably necessary or advisable in connection with the consummation of the Offer.

Section 5.4            Treatment of Sensitive/Privileged Information

The provisions of the Confidentiality Agreement shall apply to any information exchanged under this Article V. The Parties shall share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Article V in a manner so as to preserve the applicable privilege.

Article VI

ADDITIONAL COVENANTS

Section 6.1            Covenants of the Company

6.1.1	Conduct of business

The Company covenants and agrees that, after the date hereof and until the earlier of the Offer Acceptance Time or the termination of this MoU in accordance with its terms, except (A) as otherwise expressly contemplated by this MoU, (B) as required (or not permitted) by any Relevant Authority or applicable Law, (C) with the written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), (D) as set forth in Section 6.1.1 of the Company Disclosure Letter, or (E) under the Company Share Plans or the BioSynthema Former Owners Arrangement, it shall, and shall cause its Subsidiaries, (x) to conduct the business of the Company and its Subsidiaries in the ordinary course of business, consistent with past practice, (y) to use commercially reasonable efforts to (1) progress the Company’s business development plans, including with respect to the launch of its Lutathera products, the development of its prostate-specific membrane antigen (PSMA) products and its strategies with respect to its supply chain and manufacturing capacity, (2) address and remediate, and continue any ongoing remediation activities with respect to, all conditions observed by the FDA in any FDA Form 483 issued to the Company in an appropriate manner and in accordance with any discussions or arrangements with the FDA, and (3) preserve intact the material components of the current business organization of the Company and its Subsidiaries, including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain its relationships and goodwill with all material suppliers, material customers and Relevant Authorities, and (z) in addition to and without limiting the generality of the foregoing, not to:

(a)       (i) make any amendment to its Organizational Documents; (ii) split, combine or reclassify its outstanding shares or other equity interests; (iii) declare, set aside or pay any type of dividend, whether payable in cash, share or property, in respect of any Company Shares; or (iv) launch any repurchase program with respect to its shares or other equity interests that is not publicly announced as of the date hereof, other than in the ordinary course in connection with the exercise of or Tax withholdings on the vesting, settlement or payment, as applicable, under the Company Share Plans or the BioSynthema Former Owners Arrangement consistent with past practice;

(b)      except as permitted pursuant to Section 6.1.1(d) or Section 6.1.1(e), (i) issue, sell, or dispose of any shares of the Company or any of its Subsidiaries (other than Company Shares issued or delivered pursuant to (x) the Company Share Plans that are granted and remain outstanding prior to the date hereof or (y) the BioSynthema Former Owners Arrangement) or (ii) pledge or create a Lien (other than Permitted Liens or with respect to securities of its Subsidiaries, in connection with the incurrence of indebtedness in accordance with Section 6.1.1(c)), in each case of clauses (i) and (ii), with respect to (A) any shares of the Company or its Subsidiaries, (B) any securities convertible into or exchangeable or exercisable for shares of the Company or any of its Subsidiaries, (C) any options, warrants, calls, commitments or rights of any kind to acquire, shares of the Company or its Subsidiaries, or (D) any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or its Subsidiaries on any matter, other than, in each case of clauses (i) and (ii) and with respect to securities of the Company’s Subsidiaries only, in transactions between the Company and any of its Subsidiaries or transactions between Subsidiaries;

(c)          incur any long term indebtedness for borrowed money (including any guarantee of such indebtedness), other than (i) any incurrence of indebtedness (other than pursuant to any Refinancing) that is less than €250,000 in the aggregate; (ii) guarantees that guarantee the indebtedness of wholly owned Subsidiaries of the Company; provided that the underlying indebtedness so guaranteed was incurred otherwise in compliance with this Section 6.1.1(c); (iii) interest rate and cross-currency swaps on customary commercial terms consistent with past practice and not to exceed €250,000 of notional debt in the aggregate; (iv) borrowings and repayments for working capital purposes consistent with past practice; and (v) indebtedness owing to the Company or any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries; provided that any such indebtedness referenced in clauses (i) or (ii) by its terms must either (A) be capable of being redeemed by the Company or its Subsidiaries at any time after the date one year from the date of this MoU for an amount not to exceed 105% of par value of such indebtedness plus accrued and unpaid interest or (B) have a maturity date of no longer that 3 years from the issuance date;

(d)         in one or several transactions, transfer, exchange, swap or otherwise create a material Lien on (other than Permitted Liens) or dispose (whether by way of merger, consolidation, sale of shares or assets, or otherwise) of any material portion of the consolidated assets of the Company, including shares of the Company’s Subsidiaries, other than (i) the sale of inventory in the ordinary course of business, (ii) transactions between the Company and any of its Subsidiaries or transactions between the Company’s Subsidiaries or (iii) with respect to any Intellectual Property, as part of a transaction permitted by Section 6.1.1(i);

(e)          in one or several transactions, acquire (whether by merger, consolidation, purchase or otherwise) any Person or any division thereof or any assets (including any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Person), except for (i) transactions between the Company and any of its Subsidiaries or transactions between the Company’s Subsidiaries or (ii) any acquisitions (other than acquisitions of any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Person) on commercially reasonable terms and at fair market value that both (x) individually do not exceed €100,000 and (y) in the aggregate do not exceed €500,000;

(f)          settle or agree to a compromise in respect of any material claims or litigation if such settlement or compromise would involve, individually or in the aggregate, the payment of money by the Company or its Subsidiaries of €250,000 or more or would impose any material conduct requirement or restriction on the Company or its Subsidiaries;

(g)         enter into any Contract containing any non-compete or exclusivity provision or any similarly restrictive provision with respect to any line of business, Person or geographic area, in each case, that would (i) restrict the business of Parent and its Subsidiaries (other than the Company and its Subsidiaries) following the completion of the Offer or (ii) materially restrict the Company and its Subsidiaries;

(h)         (i) enter into, materially amend, renew or terminate any Material Contract (or any other Contract that would be deemed a Material Contract if it had been entered into prior to the date of this MoU) or (ii) waive, release or assign any material rights or claims under any of the Material Contracts, in the case of each of clauses (i) and (ii), other than (x) in the ordinary course of business consistent with past practice or (y) to modify, amend or renew any Material Contract for the supply of lutetium Lu 177 dotatate in relation to the launch of Lutathera;

(i)           abandon, license, fail to maintain or assign any material Intellectual Property, except, in each case, in the ordinary course of business consistent with past practice (including granting non-exclusive licenses in connection with the sale of products and services in the ordinary course of business) or as part of a transaction permitted by Section 6.1.1(d) or Section 6.1.1(e);

(j)           fail to maintain in full force and effect, amend, or modify the existing material insurance policies (or alternative policies with comparable terms and conditions) covering the Company and its Subsidiaries and their respective properties, assets and businesses (including existing directors’ and officers’ liability (and fiduciary) insurance policies);

(k)         except as required by applicable Law or a Company Benefit Plan, (i) enter into, negotiate, adopt, amend or terminate any collective bargaining agreement or other Labor Organization-related agreement; (ii) establish, adopt, enter into, terminate or amend in a manner that materially increases the cost to the Company of any Company Benefit Plan; (iii) (x) enter into any change of control, retention or severance agreement or (y) grant any termination pay to (other than pursuant to the severance practice described in Section 6.3(b) of the Company Disclosure Letter), or enter into any employment or bonus agreement (other than employment agreements or offer letters, substantially consistent with a form provided to Parent prior to the date of this MoU, for new hires with an annual base salary of less than $125,000 in the ordinary course of business consistent with past practice) with, any current or former employee, director, officer or individual independent contractor; (iv) increase or accelerate the payment, right to payment or vesting or lapsing of restrictions on any compensation or benefits of any director, officer, employee or individual independent contractor, in each case, other than as contemplated by this MoU, and except for annual, promotion-related or merit-based increases in base salaries and any corresponding increase in annual bonus opportunities made in the ordinary course of business consistent with past practice; (v) hire new employees and promote nonexecutive employees, in each case other than in the ordinary course of business consistent with past practice; (vi) terminate the employment of any executive-level employees, other than “for cause” terminations; or (vii) grant any new equity or equity-based awards or short- (other than payment of 2017 annual bonuses on existing terms and consistent with past practice) or long-term incentives under any Company Share Plan or otherwise; and

(l)           authorize or enter into an agreement to do any of the foregoing set forth in Sections 6.1.1(a) through (l) if the Company or such Subsidiary would be prohibited by the terms of Sections 6.1.1(a) through Section 6.1.1(k) from doing the foregoing;

provided that the termination of any Contract or any loss of business from a customer shall not in and of itself constitute a breach of this Section 6.1.1 (it being understood that this proviso does not limit the Company’s obligations under this Section 6.1.1).

6.1.2	Alternate Proposal

(a)       From and after the date hereof until the earlier of the Offer Acceptance Time or the termination of this MoU in accordance with its terms, the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective officers, directors or representatives (including any investment banker, financial advisor, attorney, accountant or other advisor retained by it or any of its Subsidiaries) not to, directly or indirectly, in any manner whatsoever (i) initiate, solicit, induce, or knowingly take any action with a view to facilitate or encourage, any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an Alternate Proposal, (ii) engage or otherwise participate in any discussions or negotiations (including by way of furnishing non-public information or granting access to any of the properties or assets of the Company or its Subsidiaries) with any Person relating to any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, an Alternate Proposal, (iii) accept, approve, endorse or recommend any Alternate Proposal, (iv) approve or recommend or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, tender offer agreement, merger agreement, acquisition agreement, business combination agreement, joint venture agreement, option agreement or other similar agreement in respect of any Alternate Proposal (any of the preceding in this sub-clause (iv), an “Alternate Proposal Agreement”), or (v) propose publicly or agree to do any of the foregoing related to any Alternate Proposal.

(b)      During the period commencing on the date hereof and ending on the date on which the Company publicly announces the Company Board Recommendation in accordance with Section 5.1(f), the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective officers, directors or representatives (including any investment banker, financial advisor, attorney, accountant or other advisor retained by it or any of its Subsidiaries) not to, initiate any consultation with the Works Council concerning any Alternate Proposal.

(c)       From and after the date hereof until the earlier of the Offer Acceptance Time or the termination of this MoU in accordance with its terms, the Company shall promptly (and in any event no later than the end of the next Business Day) after becoming aware of a receipt by the Company, any of its Subsidiaries or any of their respective senior officers, directors or representatives of an Alternate Proposal or of any request for non-public information or inquiry relating to the Company or its Subsidiaries by any Person or a group of Persons who has or would reasonably be expected to make any Alternate Proposal, provide Parent with written notice of the terms and conditions of such Alternate Proposal, request or inquiry (including in each case any subsequent material developments or modifications thereof), and the identity of the Person or Persons (and if known to the Company, its or their ultimate beneficial owners) making any such Alternate Proposal, request or inquiry. Thereafter, the Company shall promptly provide Parent with written notice setting forth all such information as is reasonably necessary to keep Parent informed of any material development, of the status and details (including amendments or proposed amendments) of any such Alternate Proposal, request or inquiry (including any actions or discussions that may take place in accordance with Section 6.1.2(d)).

(d)      Notwithstanding anything in this MoU to the contrary, if the Company receives (other than as a result of a breach by the Company of Section 6.1.2(a)) any bona fide written Alternate Proposal or any written request for non-public information or inquiry relating to the Company or its Subsidiaries by any Person or group of Persons who has or is expected to make any bona fide written Alternate Proposal, in each case that the Company Board determines in good faith constitutes or is reasonably likely to lead to a Superior Proposal, the Company may, subject to compliance with its obligations under this Section 6.1.2, engage in any of the actions referred to in Section 6.1.2(a)(ii); provided that (i) the Person or group of Persons making such Alternate Proposal or request, as applicable, for non-public information or inquiry has signed a confidentiality agreement with the Company on terms not less restrictive in any material respect on such Person or group of Persons than the Confidentiality Agreement and (ii) all information that is provided to such Person or group of Persons but was not previously provided to Parent shall be provided to Parent as promptly as practicable (and in any event no later than the end of the next Business Day).

(e)       Except as set forth in this Section 6.1.2(e), the Company or Company Board shall not make a Change in Company Announcement Statement or a Change in Company Board Recommendation. Notwithstanding the first sentence of this Section 6.1.2(e) or anything else to the contrary in this MoU, the Company or Company Board may:

(i)                 make a Change in Company Announcement Statement immediately after the completion of the Consultation in accordance with Section 5.1(f); and

(ii)               make a Change in Company Announcement Statement or a Change in Company Board Recommendation, as applicable, in response to the receipt of any bona fide written Alternate Proposal (received by the Company not in violation of Section 6.1.2(a)) that the Company Board determines in good faith constitutes a Superior Proposal. Prior to the Company Board making a Change in Company Announcement Statement or a Change in Company Board Recommendation pursuant to this Section 6.1.2(e)(ii), the Company shall send a written notice to Parent that the Company intends, in accordance with the terms of this Section 6.1.2(e)(ii), to take such action, which notice shall include all material information relating to such Alternate Proposal (including the identity of the third party, the proposed transaction structure and financing, if any, and other material terms and conditions). For a period of five Business Days from the date on which Parent received such notice, the Company shall, upon the request of Parent, make itself available to Parent to discuss in good faith with Parent any changes to the terms of this MoU or the Offer irrevocably offered by Parent. If the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors in each case of international repute), after giving effect to such changes as are irrevocably offered by Parent, that such Alternate Proposal (i) continues to constitute a

Superior Proposal and (ii) the failure to make a Change in Company Announcement Statement or a Change in Company Board Recommendation, as applicable, in response to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law, then the Company may make a Change in Company Announcement Statement or a Change in Company Board Recommendation, as applicable, in response to such Superior Proposal and may terminate this MoU pursuant to Section 8.2(c). In the event the Company Board determines that such Alternate Proposal no longer constitutes a Superior Proposal, then the Company shall thereafter, with respect to such Alternate Proposal, be subject to the provisions of Section 6.1.2(a), Section 6.1.2(b) and Section 6.1.2(c) in all respects.

(f)       Nothing contained in this Section 6.1.2 shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company’s shareholders a position with respect to a tender or exchange offer by a third party contemplated by Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to the transactions contemplated by this MoU or an Alternate Proposal; provided, however, that any Change in Company Announcement Statement or any Change in Company Board Recommendation may only be made in accordance with Section 6.1.2(e)) or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(g)      The Company shall, and shall cause its Subsidiaries and its and its Subsidiaries’ respective officers, directors and representatives (including any investment banker, financial advisor, attorney, accountant or other advisor retained by it or any of its Subsidiaries) to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this MoU with any Person conducted heretofore with respect or relating to any Alternate Proposal. The Company shall promptly inform its Subsidiaries and its and its Subsidiaries’ officers, directors and representatives of the obligations undertaken in this Section 6.1.2.

(h)      Without limiting the foregoing, it is agreed that in the event any Subsidiary of the Company or any of the Company’s or its Subsidiaries’ respective officers, directors or representatives (including any investment banker, financial advisor, attorney, accountant or other advisor retained by the Company or any of its Subsidiaries) takes any action, on behalf of the Company, which, if taken by the Company, would constitute a breach of this Section 6.1.2, and the Company does not take reasonable action to seek to cure such breach within two Business Days of the earlier of (i) the date on which the Company receives written notice from Parent or Purchaser of such breach and (ii) the date on which the Company becomes aware of such breach, then the Company shall be deemed to be in breach of this Section 6.1.2.

6.1.3	Access

Subject to applicable Laws and the terms of the Confidentiality Agreement, upon the reasonable request of Parent, the Company shall (and shall cause its Subsidiaries to) use its commercially reasonable efforts to provide Parent’s directors, officers, employees and other authorized representatives (i) such information of the Company and its Subsidiaries as is reasonably necessary to facilitate the Company’s integration planning and operational transition planning efforts, (ii) such financial and operating data and other data relating to the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and its Subsidiaries as Parent may from time to time reasonably request, and (iii) such access to the Company’s officers, directors and employees as Parent may from time to time reasonably request; provided, however, that the Company shall not be required to provide access to or disclose any information if such access or disclosure would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries or violate any contract, Law or Order (provided that the Company shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or violation). No information provided pursuant to this Section 6.1.3 shall affect or be deemed to modify any representation or warranty made by the Company. All such information shall be governed by the terms of the Confidentiality Agreement. Any investigation pursuant to this Section 6.1.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Notwithstanding anything in this MoU to the contrary, neither Parent nor Purchaser, nor their respective counsel, financial advisors, auditors and other authorized representatives shall conduct any invasive investigation or sampling of any soil, subsurface strata, surface water, groundwater, sediments, air or building materials at, under, in or about any property owned, leased or operated by the Company or its Subsidiaries.

6.1.4	Covenants Regarding the Lu-Material

(a)       The Company shall, and shall cause its Subsidiaries to, maintain (a) good and valid legal ownership of the Lu-Material free and clear of all Liens, (b) custody and control of the Lu-Material, and (c) the Lu-Material under storage conditions that are customary and appropriate for Lutetium-oxide and in compliance with all applicable Laws.

(b)      The Company shall not, and shall cause its Subsidiaries not to, use more than the number of milligrams of the Lu-Material as set forth in Section 6.1.4(b) of the Company Disclosure Letter without first notifying Parent in writing of the amount intended to be used and obtaining the prior written consent of Parent to the usage of such amount, such consent of Parent not to be unreasonably withheld, delayed or conditioned.

(c)       Prior to the Offer Acceptance Time, the Company shall (i) conduct sampling and testing of the Lu-Material to determine the weight of the Lu-Material in the presence of a representative of Parent at a time and place to be mutually agreed between the Parties, such sampling and testing to be conducted in accordance with the procedures set forth on Section 6.1.4(c) of the Company Disclosure Letter, (ii) permit an independent third party expert to be mutually agreed between the parties (the “Lu-Expert”) to verify the purity and enrichment of the Lu-Material and (iii) permit Parent and its representatives to inspect the Lu-Material; provided that such inspection shall not unreasonably interfere with the business of the Company and its Subsidiaries. The Parties shall use their reasonable best efforts to, and shall direct the Lu-Expert to use its reasonable best efforts to, conduct any sampling, testing or inspection in a manner to limit destruction of the Lu-Material (any amount so destroyed the “Destroyed Lu-Material”). After the determination of the weight of the Lu-Material, the

Company and Parent shall mutually agree on a location (the “Safe”) for deposit of the Lu-Material, to be held in accordance with Section 6.1.4(c) of the Company Disclosure Letter.

6.1.5	Covenant Regarding the BioSynthema Former Owners Arrangement

The Company shall use its commercially reasonable efforts to obtain the consent of the former owners of BioSynthema to payment in cash for any consideration required to be paid in Company Shares pursuant to the BioSynthema Former Owners Arrangement; provided that the amount and terms of such cash payment shall have been approved by Parent.

Section 6.2            Covenants of Parent and the Company

6.2.1	Publicity

Except with respect to the Announcement, which is governed by Section 2.1, and except as contemplated by Section 6.1.2(f), each Party shall consult with to the extent reasonably practicable and, except as required by applicable Law, obtain the approval of the other Parties (such approval not to be unreasonably withheld, delayed or conditioned) before issuing any press release or public announcement with respect to the Offer, this MoU or the transactions contemplated hereby. In addition to the foregoing, except as contemplated by Section 6.1.2(f), or as required by applicable Law, neither the Company nor Parent shall issue any press release or otherwise make any public statement or disclosure concerning any other Party or any other Party’s business, financial condition or results of operations, to the extent not previously disclosed, without the prior written consent of such other Party (such consent not to be unreasonably withheld, delayed or conditioned).

6.2.2	Further Assurances

Except to the extent prohibited under applicable Law or contrary to the requirements of any Relevant Authority, and subject to Section 5.2 and Section 5.3 above, Parent and the Company shall use their respective reasonable best efforts to take or cause to be taken, on or after the date of this MoU, all actions reasonably necessary or desirable in furtherance of the provisions of this MoU. At Parent’s request, the Company shall reasonably cooperate with Parent and use its commercially reasonable efforts to obtain any consents, registrations, approvals, authorizations, exemptions and waivers, in each case by any Relevant Authority, that Parent determines to be necessary or appropriate for the operation of the business of Parent or the Company after the Offer Acceptance Time.

6.2.3	Transaction Litigation

To the extent permitted under applicable Law, each Party shall consult with the other Parties with respect to the defense or settlement of any shareholder litigation against any of the Parties or their respective officers or directors relating to the Offer and no Party shall agree to a settlement of any such litigation without the prior written consent of the other Parties (such consent not to be unreasonably withheld, delayed or conditioned).

6.2.4	Insurance

(a)       For six years following the Offer Acceptance Time and notwithstanding any termination of this MoU, with respect to the Company, Parent shall and, with respect to the Company’s Subsidiaries, Parent shall cause the respective Company’s Subsidiaries, as the case may be, to the extent permitted under applicable Law, to: (i) indemnify and hold harmless, against any costs or expenses (including attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any legal proceeding (whether formal or informal), and provide advancement of expenses to, all past and present directors and officers of the Company (in all of their capacities) on terms not less favorable to such director or officer than those provided to them by the Company or its Subsidiaries on the date of this MoU; and (ii) include and cause to be maintained in effect in the Company’s Subsidiaries’ (or any successor’s) Organizational Documents (to the extent such Organizational Documents have been made available to Parent prior to the date hereof) for a period of six years after the Offer Acceptance Time, provisions regarding elimination of liability of directors, indemnification of officers and directors, and advancement of expenses to officers and directors that are at least as favorable as those contained in the relevant Company’s Subsidiaries Organizational Documents (to the extent such Organizational Documents have been made available to Parent prior to the date hereof) on the date of this MoU. If the Company’s Subsidiaries or any of their successors or assigns (x) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (y) transfer all or substantially all of their properties and assets to any individual, corporation or other entity, then and in each such case, to the extent necessary, proper provisions shall be made so that the successors and assigns of the relevant Company’s Subsidiary shall assume all of the obligations set forth in this Section 6.2.4.

(b)      At or prior to the Offer Acceptance Time, the Company, in consultation with Parent, shall purchase an extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), which D&O Insurance shall, to the extent permitted under applicable Law, (i) have a term of six years from the Offer Acceptance Time and cover the Persons covered by such D&O Insurance for acts or omissions occurring prior to the Offer Acceptance Time, (ii) be from insurance carriers with comparable credit ratings as the Company’s current insurance carrier with respect to D&O Insurance and (iii) be on the terms, conditions, retentions and limits of liability not less favorable to the director or officer than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company; provided, however, that the amount paid by the Company in respect of any one policy year shall not be in excess of 200% of the annual premiums currently paid by the Company for such insurance. Parent shall, or shall cause the Company or any successor or assign, to maintain such policy in full force and effect and continue to honor the obligations thereunder.

(c)       Nothing in this MoU is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.2.4 is not prior to or in substitution for any such claims under such policies.

(d)      This covenant is intended to be for the benefit of, and shall be enforceable by, each of the past and present directors and officers of the Company (in all of their capacities) and their respective heirs and legal representatives. The rights to indemnification and advancement and the other rights provided for herein shall not be deemed exclusive of any other rights to which such Person is entitled, whether pursuant to Law, Contract or otherwise.

Section 6.3            Employee Matters

(a)       For a period of 12 months following the date of the Offer Acceptance Time, Parent shall, and shall cause its Affiliates (including the Company and its Subsidiaries) to, provide to each Company Employee who is employed immediately prior to the Offer Acceptance Time and who remains in the employ of Parent, the Company or any of its Subsidiaries after the Offer Acceptance Time (each such individual, a “Continuing Employee”) (i) a base compensation and annual bonus opportunity that is no less favorable than the base compensation and annual bonus opportunity to which such Continuing Employee was entitled immediately prior to the Offer Acceptance Time and (ii) other compensation and employee benefits (including any compensation provided pursuant to retention programs entered into in connection with the transactions contemplated by this MoU) that are no less favorable in the aggregate than the other compensation and employee benefits provided to such Continuing Employee immediately prior to the Offer Acceptance Time. Parent confirms that, for a period of 12 months following the date of the Offer Acceptance Time, the Continuing Employees shall be eligible to participate in those share-based incentive schemes or other long-term incentive plans that are operated by Parent or any relevant Affiliate of Parent from time to time for employees of similar status, subject always to the rules of such share-based incentive schemes or long-term incentive plans. Such grants to Continuing Employees shall be made under the applicable share-based incentive scheme or long-term incentive plan.

(b)      For a period of 12 months following the Offer Acceptance Time, Parent shall maintain the employee severance protections set forth in Section 6.3(b) of the Company Disclosure Letter.

(c)       With respect to each material Company Benefit Plan, within 15 Business Days after the date of this MoU, the Company shall deliver to Parent a true and complete copy of, as applicable: (i) each Company Benefit Plan and all material amendments thereto for which the Company previously only provided a high-level description pursuant to Section 3.13(a), (ii) each applicable trust agreement to which the Company or any of its Subsidiaries is a party and all material amendments thereto, (iii) with respect to any such Company Benefit Plan that is intended to be tax-qualified under Section 401(a) of the Code, any applicable determination or opinion letter issued by the Internal Revenue Service of the United States (the “IRS”) confirming the tax-qualified status of such Company Benefit Plan, (iv) annual reports or returns, actuarial valuations and reports, and summary annual reports prepared for any Company Benefit Plan with respect to the most recently completed plan year, (v) the most recent summary plan description, if any, for each Company Benefit Plan subject to ERISA and any summary of material modifications thereto, if any, and (vi) all related notices and correspondence from a Relevant Authority that relate to any Company Benefit Plan that could be reasonably be expected to result in material liability to the Company or any of its Subsidiaries.

(d)      Parent shall use its reasonable best efforts, and shall cause its Affiliates (including the Company and its Subsidiaries) to use their reasonable best efforts to, cause any employee benefit plans established, maintained or contributed to by Parent or any of its Affiliates that cover any of the Continuing Employees following the Offer Acceptance Time (collectively, the “Parent Plans”) to (i) recognize the pre-Offer Acceptance Time service of participating Continuing Employees with the Company for all purposes of vesting, eligibility and benefit entitlement, except to the extent such service credit would result in a duplication of benefits for the same period, (ii) waive any pre-existing condition limitations for participating Continuing Employees and (iii) provide credit to each participating Continuing Employee under the applicable Parent Plan for amounts paid by the Continuing Employee prior to the Offer Acceptance Time during the year in which the Offer Acceptance Time occurs under any analogous Company Benefit Plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms of such Parent Plan.

(e)       Parent shall use its reasonable best efforts to cause the Company and its Subsidiaries to continue to credit under any applicable Parent Plans each Continuing Employee for all vacation and personal holiday pay that such Continuing Employee is entitled to use but has not used as of the Offer Acceptance Time.

(f)       Without limiting the generality of Section 9.4, nothing in this Section 6.3, express or implied, (i) is intended to or shall confer upon any Person other than the Parties hereto, including any Continuing Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this MoU, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement, (iii) shall alter or limit the ability of Parent, the Company or any of their respective Subsidiaries to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) shall create any obligation on the part of Parent or its Subsidiaries (or, following the Offer Acceptance Time, the Company or any of its Subsidiaries) to employ or engage any individual, including any Continuing Employee, for any period following the Offer Acceptance Time.

Article VII

CONDITIONS

Section 7.1            Minimum Condition

Notwithstanding any other terms or provisions of the Offer, neither the Parent nor the Purchaser shall be obligated to accept for payment, nor, subject to the rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), shall Parent or Purchaser be obligated to pay for, and Parent or Purchaser may delay the acceptance for payment of or payment for, any validly tendered Company Shares (including Company Shares represented by ADSs) pursuant to the Offer (and not theretofore accepted for payment or paid for), unless immediately prior to the expiration of the Offer (as extended in accordance with this MoU), the number of Company Shares validly tendered pursuant to the Offer (and not properly withdrawn prior to any then scheduled Expiration Date), together with the Company Shares then beneficially owned by Parent or Purchaser (if any), represents at least 80% of (a) all Company Shares (including Company Shares represented by ADSs) then outstanding (including any Company Shares held in escrow) plus (b) all Company Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, stock appreciation rights, or other rights to acquire Company Shares then outstanding (including any Company Share Options, Company Free Shares and Company Warrants), regardless of whether or not then vested, plus (c) any Company Shares issuable pursuant to the BioSynthema Former Owners Arrangement (such condition in this Section 7.1, the “Minimum Condition”).

Section 7.2            Additional Conditions to the Consummation of the Offer

Notwithstanding any other provision of the Offer or this MoU, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer (subject to the provisions of this MoU), and subject to any applicable rules and regulations of the SEC, Purchaser shall not be required to accept for payment or pay for any Company Shares tendered pursuant to the Offer and may terminate the Offer and this MoU, if (i) the Minimum Condition has not been satisfied by 12:00 midnight (New York City time) at the end of the day on the Expiration Date or (ii) as of immediately prior to acceptance for payment of any Company Shares, any of the following conditions shall not be satisfied or have been waived to the extent legally permissible:

(a)       (i) the representations and warranties of the Company set forth in Sections 3.2(a) and 3.2(e) shall be true and correct in all respects, except for de minimis inaccuracies, (ii) the representations and warranties of the Company set forth in Sections 3.1, 3.2 (other than Sections 3.2(a) and 3.2(e)), 3.3, 3.20 and 3.21 shall be true and correct (without giving effect to any qualification set forth therein as to “materiality,” “Material Adverse Effect” or other qualifications based on the word “material” or similar phrases except the extent such representation or warranty relates to an affirmative obligation to list disclosure) in all material respects, and (iii) each of the other representations and warranties of the Company set forth in Article III shall be true and correct (without giving effect to any qualification set forth therein as to “materiality,” “Material Adverse Effect,” or other qualifications based on the word “material” or similar phrases, except with respect to Section 3.7(b) or to the extent such representation or warranty relates to an affirmative obligation to list disclosure), in the case of this clause (iii) only, where the failure of such representations and warranties of the Company to be so true and correct does not have, and would not reasonably be expected to have, a Material Adverse Effect, in each case of clauses (i), (ii), and (iii), as of the date of this MoU and as of the Expiration Date, as if made on and as of such date (except to the extent such representations and warranties are, by their terms, made as of a specified date, in which case as of such specified date);

(b)      the Company shall have performed or complied in all material respects with any covenant or obligation that the Company is required to comply with or to perform under this MoU prior to the Expiration Date;

(c)       since the date of this MoU, there shall have not occurred a Material Adverse Effect and no events, violations, inaccuracies, circumstances or other matters shall have occurred that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

(d)      Parent and Purchaser shall have received a certificate executed by an executive officer of the Company, dated as of the Expiration Date, to the effect that each of the conditions described in clauses (a), (b), and (c) of this Section 7.2 have been satisfied;

(e)       the Regulatory Approvals shall have been granted (or relevant waiting periods shall have expired);

(f)       no Relevant Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or Order that is in effect and has the effect of making the Offer illegal or otherwise prohibiting the consummation of the Offer or the other transactions contemplated by this MoU (a “Restricting Law”);

(g)      this MoU shall not have been validly terminated in accordance with its terms; and

(h)      (i) prior to the Offer Acceptance Time, Parent shall have received a certificate addressed to Parent from the Lu-Expert to the effect that the Lu-Material meets the Lu-Material Specification and has at least the Closing Lu-Material Weight and (ii) the Company or one of its Subsidiaries shall have good and valid ownership, free and clear of all Liens, and custody and control, of at least the Closing Lu-Material Weight (minus the amount of any Destroyed Lu-Material) of Lu-Material in the Safe, which Lu-Material shall be in conformance with the Lu-Material Specifications.

Article VIII

TERMINATION

Section 8.1            Termination by Mutual Agreement

This MoU may be terminated by mutual written agreement of Parent and the Company at any time prior to the Offer Acceptance Time.

Section 8.2            Termination by Either Party

This MoU may be terminated by either Parent or the Company with a written notice to the other Party:

(a)       if the Offer Acceptance Time has not occurred by the Outside Date (as it may be extended in accordance with this MoU); provided, however, that the right to terminate this

MoU pursuant to this Section 8.2(a) is not available to any Party whose failure to perform any covenant or obligation under this MoU has materially contributed to the failure of the Offer Acceptance Time to occur prior to the Outside Date;

(b)      if any Relevant Authority of competent jurisdiction shall have (i) denied in writing any Regulatory Approval required under Section 7.2(e), or (ii) enacted, issued, promulgated, enforced or entered any Restricting Law, and in each case of clauses (i) and (ii) such denial or Restricting Law shall have become final, binding and non-appealable, as applicable; provided, however, that the right to terminate this MoU pursuant to this Section 8.2(b) shall not be available to any Party (x) whose failure to perform any covenant or obligation under this MoU (including any obligation under Section 5.2) or (y) whose material breach of this MoU has been the cause of, or resulted in, the occurrence of any of the events referred to in this Section 8.2(b);

(c)       if the Company Board effects a Change in Company Announcement Statement or a Change in Company Board Recommendation, in each case in accordance with Section 6.1.2(e)(ii); or

(d)      at any time prior to the public announcement of the Company Board Recommendation, if (i) the Company Board effects a Change in Company Announcement Statement or (ii) a Failure to Issue the Company Board Recommendation occurs, in each case, following the Consultation (except a new consultation pursuant to Section 5.1(c)) in accordance with Section 5.1(f).

Section 8.3            Termination by Parent

This MoU may be terminated by Parent prior to the Offer Acceptance Time with a written notice to the Company:

(a)       if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this MoU shall have occurred, which breach or failure to perform (i) would result in a failure of any Offer Condition and (ii) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured prior to the earlier of (x) 30 days after written notice thereof is given by Parent to the Company and (y) the Outside Date; provided that Parent shall not have the right to terminate this MoU pursuant to this Section 8.3(a) if Parent is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(b)      if (i) the Company Board effects a Change in Company Announcement Statement (other than following the Consultation in accordance with Section 5.1(f)) or a Change in Company Board Recommendation (other than following the Consultation in accordance with Section 5.1(f)), (ii) a Failure to Issue the Company Board Recommendation occurs (other than by reason of the outcome of the Consultation in accordance with Section 5.1(f)), in each case of clauses (i) and (ii), other than pursuant to Section 6.1.2(e)(ii), or (iii) the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9 (except to the extent that the Company effects a Change in Company Board Recommendation pursuant to Section 6.1.2(e)(ii)); or

(c)       if the Company shall have intentionally breached its obligations under Section 6.1.2.

Section 8.4            Termination by the Company

This MoU may be terminated by the Company prior to the Offer Acceptance Time with a written notice to Parent if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Purchaser set forth in this MoU shall have occurred, which breach or failure to perform (a) shall have had a Parent Material Adverse Effect, and (b) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured prior to the earlier of (i) 30 days after written notice thereof is given by the Company to Parent and (ii) the Outside Date; provided that the Company shall not have the right to terminate this MoU pursuant to this Section 8.4 if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder.

Section 8.5            Effect of Termination

8.5.1	Effect of Termination

In the event of termination of this MoU pursuant to this Article VIII this MoU (other than as set forth in this Section 8.5 and Section 9.1) shall cease to have any further effect with no liability on the part of any Party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives), subject, where relevant, to full payment by the Company of the reimbursements or fees specified in Section 8.5.2; provided, however, that no such termination shall relieve any Party of any contractual or other liability or damages to the extent arising from any fraud or intentional breach of this MoU prior to termination of this MoU pursuant to this Article VIII; provided, further, that the Parties shall cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any Relevant Authority in connection with the Offer. For purposes of this MoU, “intentional breach” shall mean (a) with respect to any breach of a representation or warranty contained in this MoU, a material breach of such representation or warranty that has been made with the knowledge of the breaching Party, which breach would give rise to the failure of any Offer Condition, (b) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this MoU (other than those in Section 6.1.2), a material breach, or material failure to perform, that is a consequence of an act undertaken by the breaching Party with the knowledge that the taking of, or failure to take, such act is a material breach of this MoU, and (c) with respect to any breaches or failures to perform any of the covenants or other agreements contained in Section 6.1.2, a breach, or failure to perform, that is a consequence of an act undertaken by the breaching Party with the knowledge that the taking of, or failure to take, such act is a breach of Section 6.1.2.

8.5.2	Fees Payable by the Company

(a)       In the event that either Party terminates this MoU pursuant to Section 8.2(d), the Company shall pay to Parent an amount equal to €5,000,000, which amount the Parties acknowledge and agree represents a good faith estimate of the fees, costs and expenses (including financial and legal advisor fees) Parent will incur in connection with the transactions contemplated by this MoU (including the negotiation thereof) (the “Expense Reimbursement”).

(b)      The Company Termination Fee shall be payable by the Company to Parent in the event that (i) either Party terminates this MoU pursuant to Section 8.2(c) or (ii) Parent terminates this MoU pursuant to Section 8.3(b) or Section 8.3(c).

(c)       The Company Termination Fee shall be payable by the Company to Parent in the event that (i) Parent terminates this MoU pursuant to Section 8.3(a) or either Party terminates this MoU pursuant to Section 8.2(d), and (ii) (A) prior to such termination, an Alternate Proposal has been publicly announced, made publicly known or otherwise communicated or made known to the Company’s management or the Company Board and (B) within nine months of such termination, the Company or any of its Subsidiaries enters into an Alternate Proposal Agreement with respect to an Alternate Proposal or an Alternate Proposal is consummated or the Company or Company Board approves or recommends to the Company’s shareholders to accept any Alternate Proposal (in each case, whether or not such Alternate Proposal is the same Alternate Proposal described in clause (A) above); provided that for the purposes of this Section 8.5.2(c), the term “Alternate Proposal” shall have the meaning set forth in Section 1.1, except that all references to “25%” in the definition of “Alternate Proposal” shall be replaced by “50%”.

(d)      The Company Termination Fee shall be payable by the Company to Parent in the event that (i) either Party terminates this MoU pursuant to Section 8.2(a) solely as a result of the Minimum Condition failing to have been satisfied and (ii) (A) prior to such termination, an Alternate Proposal has been publicly announced or made publicly known and not withdrawn, and (B) within nine months of such termination, the Company or any of its Subsidiaries enters into an Alternate Proposal Agreement with respect to an Alternate Proposal or an Alternate Proposal is consummated or the Company or Company Board approves or recommends to the Company’s shareholders to accept any Alternate Proposal (in each case, whether or not such Alternate Proposal is the same Alternate Proposal described in clause (A) above); provided that for the purposes of this Section 8.5.2(d), the term “Alternate Proposal” shall have the meaning set forth in Section 1.1, except that all references to “25%” in the definition of “Alternate Proposal” shall be replaced by “50%”.

(e)       Any fee or reimbursement payable by the Company to Parent pursuant to this Section 8.5.2 shall, notwithstanding the termination of this MoU, be made by wire transfer of same day funds within five Business Days of receipt of the written termination notice by Parent, in the case of termination by Parent, and in the case of a termination by the Company, immediately before and as a condition to such termination. For the avoidance of doubt, fees or reimbursements payable by the Company to Parent pursuant to this Section 8.5.2 are not cumulative and in no event shall more than one fee or reimbursement be payable by the Company to Parent pursuant to this Section 8.5.2.

(f)       Notwithstanding the obligation of the Company to pay the Expense Reimbursement or Company Termination Fee, as applicable, Parent may, in lieu of receipt thereof, elect to make a claim and pursue money damages for any liability or damages resulting from any fraud or intentional breach by the Company of this MoU (it being understood that any such election shall be deemed an irrevocable waiver of Parent’s right to the Expense Reimbursement or Company Termination Fee, as applicable). Subject to the foregoing sentence, and except in the case of fraud, Parent agrees that, upon any termination of this MoU under circumstances where the Expense Reimbursement or the Company Termination Fee is payable by the Company pursuant to this Section 8.5.2 and such Expense Reimbursement or Company Termination Fee, as applicable, is paid in full, Parent and Purchaser shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Purchaser shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, stockholders or Affiliates or their respective representatives in connection with this MoU or the transactions contemplated hereby.

8.5.3	Interest

Each of the Company and Parent acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this MoU, and that, without these agreements, the other Party would not enter into this MoU; accordingly, if the Company fails to promptly pay or cause to be paid the amount due pursuant to this Section 8.5, and, in order to obtain such payment, Parent commences a or judicial proceedings in accordance with Section 9.14 that results in an award or a judgment against the Company for the payment set forth in this Section 8.5 or any portion of such payment, the Company shall pay Parent its costs and expenses (including reasonable attorneys’ fees) in connection with such judicial proceedings in each case in accordance with Section 9.14, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date. In no event shall the Company be obligated pursuant to this Section 8.5 to pay the Company Termination Fee or the reimbursement of fees, costs and expenses set forth in Section 8.5.2(a) more than once.

Article IX

MISCELLANEOUS

Section 9.1            Survival

This Article IX, the agreements of the Company and Parent contained in Section 8.5 and the Confidentiality Agreement shall survive the termination of this MoU. No other representations, warranties, covenants and agreements in this MoU shall survive the consummation of the Offer or the termination of this MoU, other than covenants and agreements whose performance is expressly contemplated to occur after the consummation of the Offer. The Confidentiality Agreement shall terminate automatically at the Offer Acceptance Time.

Section 9.2            Amendment and Waiver

(a)                Any provision of this MoU may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the Parties, or in the case of a waiver, by the Party or Parties against whom the waiver is to be effective; provided that any such amendment shall require the approval of a majority of the directors of the Company then in office who were not designated by Purchaser; provided, further that to the extent that there are no such directors or such directors are not available, the approval of the individuals set forth on Section 9.2(a) of the Company Disclosure Letter shall be required.

(b)               No failure or delay by either Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.3            Assignment

Neither this MoU nor any of the rights, interests or obligations under this MoU may be assigned, in whole or in part, by either Party (whether by operation of law or otherwise) without the prior written consent of the other Parties. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the immediately preceding provisions of this Section 9.3, this MoU shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective permitted successors and assigns.

Section 9.4            Entire Agreement; No Third-Party Beneficiaries

This MoU (including any Annexes hereto), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement with respect to the subject matter hereof and thereof, and supersede all other prior agreements, understandings and undertakings among the Parties or any of their Affiliates with respect to the subject matter hereof and thereof. Other than as expressly provided in Section 6.2.4 with respect to any current or former director or officer of the Company, who shall have such rights as set forth in Section 6.2.4, this MoU is not intended to, and does not confer upon any Person other than the Parties any rights or remedies hereunder.

Section 9.5            Severability

The terms and conditions of this MoU shall be deemed severable and the invalidity or unenforceability of any term or condition shall not affect the validity or enforceability of the other terms or conditions hereof. If any term or condition of this MoU (or any portion thereof), or the application of any such term or condition (or any portion thereof) to any Person or any circumstance, is invalid or unenforceable, (i) a suitable provision shall be substituted therefor in order to carry out, so far as may not affect the interests of the Party or Parties concerned, as applicable, be valid and enforceable, the intent and purpose of such invalid or unenforceable provision or portion thereof and (ii) the remainder of this MoU and the application of such term or condition to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such term or condition, or the application thereof, in any other jurisdiction.

Section 9.6            Headings

The Article, Section and paragraph headings and table of contents contained in this MoU are for reference purposes only and shall not in any way affect the meaning or interpretation of this MoU.

Section 9.7            Company Disclosure Letter

Any disclosure contained in any section or subsection of the Company Disclosure Letter shall apply to and qualify that particular section or subsection of this MoU to which it corresponds and such other sections or subsections of this MoU to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also applies to or qualifies such other sections or subsections. The mere inclusion of any item in the Company Disclosure Letter as an exception to a representation or warranty of the Company in this MoU shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has been or is reasonably expected to have been, a Material Adverse Effect or trigger any other materiality qualification.

Section 9.8            Expenses

Except as otherwise expressly provided in this MoU, all costs and expenses incurred in connection with this MoU and the transactions contemplated by this MoU shall be paid by the Party incurring such expenses.

Section 9.9            Transfer Taxes

All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Offer or the transactions contemplated by this MoU shall be paid by the Party upon which such Taxes are imposed.

Section 9.10        Remedies

Except as otherwise expressly provided in this MoU, any and all remedies expressly conferred upon a Party to this MoU shall be cumulative with, and not exclusive of, any other remedy contained in this MoU. The exercise by a Party to this MoU of any one remedy shall not preclude the exercise by it of any other remedy.

Section 9.11        Privilege

To the extent that any confidential information exchanged between the Parties in connection with this MoU is covered or protected by legal advice, litigation, common interest or any other applicable privilege or doctrine, disclosure of such confidential information to a Party or its representatives does not constitute a waiver of any such privilege. Each Party agrees to assert all such privileges in opposition to any request for disclosure of confidential information propounded by any third party.

Section 9.12        Notices

All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by an international courier service, or if sent by email (provided that written confirmation of receipt of email is issued to the sender of the notice), and a hard copy of such notice is also delivered by international courier service one Business Day after transmission to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

If to Parent:

Novartis AG

Postfach
CH-4002 Basel
Switzerland
Email: jonathan.emery@novartis.com
Attention: Head of M&A Legal

With a copy to (which shall not constitute a notice to Parent):

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022, United States of America
Email: george.casey@shearman.com
          gkarafotias@shearman.com
Attn: George A. Casey
George Karafotias

and

Shearman & Sterling LLP
7 Rue Jacques Bingen
75017 Paris, France
Email: GIsautier@shearman.com
Attn: Guillaume Isautier

If to the Company:

Advanced Accelerator Applications S.A.
350 Fifth Avenue, Suite 6902
New York, NY, 10118, USA
Email: edward.sturchio@adacap.com
Attn: Edward A. Sturchio

With a copy to (which shall not constitute a notice to the Company):

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Email: william.aaronson@davispolk.com
Attn: William H. Aaronson

and

Davis Polk & Wardwell LLP
121 avenue des Champs-Elysées
75008 Paris, France
Email: jacques.naquet@davispolk.com
Attn: Jacques Naquet-Radiguet

Any notice given by mail or international courier service shall be effective when delivered. Any notice given by email after 17:00 (in the place of receipt) on a Business Day or on a day that is not a Business Day shall be deemed received on the following Business Day.

Section 9.13        Governing Law

This MoU shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state; provided that the fiduciary duties of the Company Board shall be exclusively governed by and construed in accordance with the laws of France, without regard to the conflicts of law rules of such jurisdiction.

Section 9.14        Jurisdiction

The Parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this MoU or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the Parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.12 shall be deemed effective service of process on such party.

Section 9.15        Waiver of Jury Trial

(a)                EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING

OUT OF OR RELATED TO THIS MOU OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.16        Specific Performance

The Parties hereto agree that irreparable damage would occur if any provision of this MoU were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, the Parties hereto agree that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this MoU or to enforce specifically the performance of the terms and provisions hereof in any court referred to in Section 9.14, without the necessity of proving the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity. Notwithstanding anything herein to the contrary, if, prior to the Outside Date, any party brings any suit, action or proceeding to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by the amount of time during which such suit, action or proceeding is pending, plus 20 Business Days, or such longer time period established by the court presiding over such suit, action or proceeding, if any.

[signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this MoU to be duly executed by their respective authorized officers as of the date set forth on the cover page of this MoU.

Advanced Accelerator Applications S.A.

By:	/s/ Stefano Buono
	Name:	Stefano Buono
	Title:	Chief Executive Officer

[signature page continues]

[Signature Page to Memorandum of Understanding]

Novartis AG

By:	/s/ Nigel Sheail
	Name:	Nigel Sheail
	Title:	As Attorney

By:	/s/ Augusto Lima
	Name:	Augusto Lima
	Title:	As Attorney

[Signature Page to Memorandum of Understanding]